
13003027


CASEY'S
GENERAL STORE

2013 ANNUAL REPORT

Financial Highlights

	2012	2013	% Change
Total revenue	6,987,804	7,250,840	3.8%
Cash flow from operations	294,879	286,328	-2.9%
Net earnings	116,791	110,625	-5.3%
EPS(basic)	3.07	2.89	-5.9%
EPS(diluted)	3.04	2.86	-5.9%
Employees	24,726	27,079	9.5%
Number of stores	1,699	1,749	2.9%



Earnings Before Income Tax
$151.2
$183.5
$175.1
2011
2012
2013



Basic Earnings Per Share
$2.24
$3.07
$2.89
2011
2012
2013

MESSAGE TO SHAREHOLDERS

Success requires sustained effort and attention to detail, while maintaining the flexibility needed to react to the unforeseen - 24 hours a day, 365 days a year. Fiscal 2013 was a case in point.

While our operational initiatives such as 24-hour conversions, pizza delivery and major remodels work well in most locations, we do not believe they will work in every location. In fiscal 2013 we continued our disciplined roll out of these initiatives while carefully monitoring the results. We converted 200 more stores to 24-hour operations, added pizza delivery to 200 additional locations and remodeled 75 more stores.

However, we also faced a very challenging cigarette environment. Market forces in the first half of the fiscal year - including a cigarette excise tax increase in the state of Illinois and changes in the promotional landscape from manufacturers - made an already competitive category even more so. We did not overreact. Instead, we took a disciplined approach to price adjustments that helped stabilize the category throughout the second half of the fiscal year.

Growing Momentum in New Stores and Replacements

During fiscal 2013, we expanded into three new states - Tennessee, Kentucky and North Dakota - and ended the year with 1,749 stores in 14 states. While we came up short of our fiscal 2013 goal of 4% to 6% store growth, we ramped up our new store and replacement store construction. During the fiscal year we opened 31 new stores and replaced 26 of our existing stores. We also opened 26 stores through acquisitions. Furthermore, we are excited about our growth opportunities in fiscal 2014 as we ended fiscal 2013 with 15 new stores and 16 replacement stores under construction, 20 stores under contract to acquire and over 70 locations under contract for both new store and replacement store construction.

Fiscal Year 2014 Goals

In the balance of this report, you will learn more details on the performance of Grocery & Other Merchandise, Prepared Foods & Fountain, Gasoline, and Expansion. For fiscal 2014, we have established the following goals:

Grocery & Other Merchandise
5.0% same-store growth, 32.3% margin

Prepared Food & Fountain
9.0% same-store growth, 62.0% margin

Gasoline
1.5% same-store gallons growth,
15.0 cents per gallon margin

Expansion
Build or acquire 70-105 stores (4-6%) and replace 20 existing locations


Robert J. Myers, President & CEO

Building the Business 24/7

We are very pleased with how our employees at every level responded to challenges and capitalized on opportunities in fiscal 2013, just as they do every year.

Casey's leadership team is excited about our many initiatives and our business momentum going into fiscal 2014. Thank you for your investment in our company. Rest assured our more than 27,000 Casey's employees maintain an around-the-clock focus on driving profitable growth and continuing our strong legacy of building shareholder value.

Sincerely,



Robert J. Myers
President & Chief Executive Officer

VP-Food Services
Darryl F. Bacon

Senior VP-Logistics & Acquisitions
Sam J. Billmeyer

VP-Treasurer
Russell D. Sukut

VP-Marketing
Michael R. Richardson

VP-Finance & Corporate Secretary
Brian J. Johnson

Management Team



President & CEO
Robert J. Myers

VP-Transportation & Distribution
Jay F. Blair

VP-Support Services
Hal D. Brown

Senior VP & CFO
William J. Walljasper

COO
Terry W. Handley

Senior VP-Corporate General Council & Human Resources
Julia L. Jackowski

VP-Store Operations
Robert C. Ford

MANAGING EVERY ASPECT TO MA COMPANY-WIDE PERFORMANCE

Inside Sales - FY 2013
Same Store Inside Sales: 2.9%
Total Inside Sales: $2.0 Billion
Total Inside Gross Profit: $811.7 Million
Average Margin: 40.9%

Grocery & Other Merchandise

Same-Store Sales	Average Margin
FY 2013: Up 0.8%	FY 2013: 32.6%
FY 2014 Goal: 5.0%	FY 2014 Goal: 32.3%


Sales (in millions)
$1,196
$1,365
$1,419
2011
2012
2013


Margin
32.2%
32.5%
32.6%
2011
2012
2013


Gross Profit (in millions)
$385.3
$443.2
$462.7
2011
2012
2013

Inside sales is the combination of the Grocery & Other Merchandise and Prepared Food & Fountain categories. In fiscal 2013, revenue from inside sales reached $2.0 billion, with gross profit of $811.7 million with an average margin of 40.9%.

Grocery & Other Merchandise

Our fiscal 2013 goal was to increase same-store sales 6.2% with an average margin of 32.7%. For the year, same-store sales rose 0.8% with an average margin of 32.6%.

Challenging Year for Cigarettes

In past years we repeatedly saw how various sub-categories within Grocery & Other Merchandise can impact the category as a whole. In fiscal 2013, it was cigarettes. Cigarettes sales were negatively impacted throughout the first half of fiscal 2013 by competitive prices as well as the Illinois state excise tax increase. However, the retail price adjustments we implemented stabilized the category. The result will be lower margin in this highly competitive sub-category. However, regaining our market share gives us the opportunity to cross-sell other items to our cigarette customers.

Weather and Walk-In Coolers

Weather impacts our business, just as it does the agricultural business sector that surrounds our stores. Warm, sunny weather is always good for our business as it promotes more outdoor and recreational activity which leads to increased beverage sales. Favorable weather in the fourth quarter a year ago allowed us to achieve the highest quarterly same-store sales in the past five years. In the same period this year we experienced

XIMIZE



unfavorable weather, which hindered sales. Despite the weather impacts, we remain pleased with our traditionally strong beverage sales. The walk-in coolers at our new stores, replacement stores and major remodels continue to generate increased beer sales.

Outlook

Cigarette sales are off to a great start in fiscal 2014. While the margin pressure will remain from the retail price adjustments taken in 2013, we do believe we have reacted appropriately and will retain our market share. We also expect continued growth in beer and beverage sales as our expanded cooler doors and walk-in beer caves are rolled out to more stores through new store construction, replacement stores and major remodels.




Marlboro


Vanilla



Sales (in millions)


$415
$500
$565
2011
2012
2013

Margin


62.2%
60.7%
61.8%
2011
2012
2013

Gross Profit (in millions)


$258.2
$303.2
$349.0
2011
2012
2013


CASEY'S
GENERAL STORE
DELIVERY
784
8877

Prepared Food & Fountain

Our fiscal 2013 goal was to increase same-store sales 11.0% with an average margin of 61.1%. For the year, same-store sales rose 8.6% with an average margin of 61.8%.

Operational Initiatives

Our three operational initiatives - pizza delivery, 24-hour conversions and major remodels - accounted for roughly half the year's same-store sales growth in the Prepared Food & Fountain category. We typically experience a 20% to 30% lift in Prepared Food & Fountain sales when at least one of the three initiatives is implemented at a store.

Prepared Food & Fountain	
Same-Store Sales	**Average Margin**
FY 2013: Up 8.6%	FY 2013: 61.8%
FY 2014 Goal: 9.0%	FY 2014 Goal: 62.0%

Pizza Delivery

During fiscal 2013 we converted 200 more stores to pizza delivery. It may seem counter-intuitive, but implementing pizza delivery services at a store also increases carry-out sales of pizza. We have always said that once customers try Casey's pizza, they come back for more, and that is what we believe is at work here. Delivery makes trying our pizza more convenient than ever. Once customers try it, we believe they return to our stores at other times of the day, making us part of their regular weekly routine.

24-Hour Conversions

We converted 200 more stores to 24-hour operations in fiscal 2013 and are pleased with the sales lifts in the Prepared Food & Fountain category. Aside from increased pizza sales, around-the-clock operations also impact fountain, coffee and bakery sales. Expanding to 24-hour operations is another way to reach new customers who may have not tried our prepared food offerings.

Major Remodels

During fiscal 2013 we completed another 75 major remodels. A major remodel adds our made-to-order sub sandwich menu offering and significantly expands our coffee and fountain drink offerings. After a remodel is completed, we typically experience a 30% sales lift in the Prepared Food & Fountain category.

Outlook

Looking forward to fiscal 2014, we expect a strong year from the Prepared Food & Fountain category. At the end of fiscal 2013 our made-to-order sub sandwiches were offered in more than 600 of our stores. We expect further expansion of our sub sandwich program through new store construction, replacement stores, acquisition remodels and major remodels. Furthermore, we will continue our roll out of the three major initiatives previously discussed.



Sales (in millions of gallons)
1,394
1,476
1,535
2011
2012
2013
Margin (in cents per gallon)
15.2¢
15.3¢
15.2¢
2011
2012
2013
Gross Profit (in millions)
$212.0
$226.6
$232.7
2011
2012
2013



Gasoline	
Same-Store Gallons	**Average Margin**
FY 2013: Up 0.1%	FY 2013: 15.2¢/Gallon
FY 2014 Goal: 1.5%	FY 2014 Goal: 15.0¢/Gallon

Gasoline

Our fiscal 2013 goal was to increase same-store gallons sold 1.0% with an average margin of 14.0 cents per gallon. For the year, same-store gallons increased 0.1% with an average margin of 15.2 cents per gallon.

Fuel Saver Program

During fiscal 2013, Casey's partnered with Hy-Vee, a regional supermarket chain, to offer a Fuel Saver program to customers who shop at Hy-Vee and Casey's. Shoppers at Hy-Vee who purchase featured items are rewarded with discounts on gasoline purchases. Customers simply swipe their Fuel Saver card at our pumps and the price-per-gallon discounts automatically reduce the price for up to 20 gallons. We believe the Fuel Saver program is a great partnership with a strong Midwestern company that overlaps over half of our store base. We are encouraged by early results of the program and believe this partnership is a great way to reach new customers.

Renewable Identification Numbers (RINs)

We believe Casey's is one of the few convenience store chains in the country that has an Environmental Protection Agency (EPA) certified RIN tracking system. The system was created in 2007, and coupled with our fuel distribution systems, has positioned us to take full advantage of the recent increase in RIN values. During the last three fiscal years, the Company has taken title to and sold over 40 million RINs per year. Currently, RIN values are extremely volatile, and much higher than they have been historically. We do not know how long this favorable environment will continue, but fortunately the Company is positioned well to take full advantage of the volatile market.

Outlook

The implementation of the Fuel Saver program along with the beneficial RIN valuation environment gives us reason to be optimistic in fiscal 2014. We still believe the retail pricing environment is quick to respond to upward movement in wholesale cost, while still holding retail prices steady when wholesale costs are falling.






CASEY'S GENERAL STORES, INC.



KEEPING THE PIPELINE FULL

Corporate Stores


1,637
1,699
1,749
2011
2012
2013

Newly Constructed Stores


20
30
31
2011
2012
2013

Acquired Stores


89
35
26
2011
2012
2013

Fiscal 2013 Year End	**Fiscal 2014 Goal**
1,749 Corporate Stores	Build or acquire 70-105 stores (4-6% unit growth) and replace 20 existing locations

During fiscal 2013, Casey's completed 31 new store constructions and opened 26 stores through acquisition. We also replaced 26 of our existing stores.

Staying Diligent to Sustain Growth

A steady, disciplined approach remains critical to store expansion. We view return on invested capital as a key metric to our Company's success. New store construction can be a multi-year effort that includes identifying desirable markets, finding available properties in the most attractive locations, negotiating and purchasing the property, and completing store construction. New store construction is also much more predictable. In contrast, acquisitions can have a much more immediate impact, but are more difficult to predict when they will occur. That is why we believe a balance of both new store construction and acquisitions is the right answer for our future growth.

Building Growth Momentum

At the end of fiscal 2013, we had 15 new stores and 16 replacement stores under construction, as well as 20 stores under written agreement to acquire. The Company also had over 70 locations under contract for both new store and replacement store construction at the end of fiscal 2013. In recent years we have increased the number of outside realtors to maintain a healthy flow of attractive properties for consideration. The overriding factor in expansion is that Casey's does not grow just to increase the store count. We expand only when we see


Arkansas - 15
Iowa - 495
Illinois - 409
Indiana - 78
Kansas - 141
Kentucky - 3
Minnesota - 115
Missouri - 315
Nebraska - 125
North Dakota - 1
Oklahoma - 1
South Dakota - 40
Tennessee - 1
Wisconsin - 10
1
115
10
40
495
78
125
409
3
141
315
1
1
15

strong evidence that growth will increase profits and build shareholder value.

Up to 14 States and Planning a New Distribution Center

During fiscal 2013, Casey's opened stores in three new states. New store constructions were completed in Kentucky and Tennessee and we opened our first store in North Dakota through an acquisition. In addition to the new markets, we continued our expansion into Arkansas where we now operate 15 stores. Initial results have been positive and we are optimistic about future growth in these new markets.

We are also planning to open a second distribution center, most likely in the southern portion of our current operating territory. Our current facility is near capacity and a second distribution center will allow for more efficient distribution to our new markets and promote further geographic expansion. Although the location and completion date has not been finalized, we expect to complete our due diligence during fiscal 2014.

CONTINUED FINANCIAL STRENG

Fiscal 2014 - Capital Expenditure Budget (in millions)
Acquisitions & New Store Constructions | $182-243
Replacements | $48
Maintenance & Remodels | $48
Distribution & Information Systems | $35
Total | $313-374


Equity (in millions)
$403.9
$506.0
$602.3
2011
2012
2013


Long-Term Debt (in millions)
$678.7
$667.9
$653.1
2011
2012
2013


Operating Expense Increase
15.5%
13.3%
10.4%
2011
2012
2013

Cash and cash equivalents at the end of fiscal 2013 totaled $41.3 million. Long-term debt net of current maturities was $653.1 million, and our debt to capital ratio decreased to 54.4%. Shareholder equity increased to $602.3 million. Our balance sheet remains strong and positions us well to capitalize on future opportunities as they are presented.

Record Low Interest Rates

Our disciplined approach and conservative balance sheet allowed us to execute and borrow $200 million at the start of fiscal 2014 through the issuance of senior notes via a private placement. The fixed rate on the 15-year notes is 3.67% for Series A which closed on June 17, 2013, and 3.75% for Series B that will close on December 17, 2013. These historically low interest rates will enable us to finance a significant amount of new store construction and acquisition activity, as well as the second distribution center previously noted.

Delivering Returns

Although the Company is very excited to lock in such attractive interest rates for the next 15 years, it is still critical that we perform at the same high level shareholders have come to expect. From new store construction, to remodeling and replacing existing stores, return on invested capital is a metric applied to every capital project undertaken by the Company. We will continue to monitor the performance of all of our initiatives, and adjust accordingly if the data indicates a need to do so.

Fiscal 2014 Outlook

Although our leverage has increased with the additional debt raised in fiscal 2014, we still have one of the strongest balance sheets in the industry. We expect this to continue as we benefit from a favorable acquisition environment and ramp up our new store construction efforts. We also expect to complete our due diligence on a second distribution center this coming fiscal year which will allow us to expand our territory while still enjoying the benefits of our vertical integration.

TH







BOARD OF DIRECTORS

*Member of Audit Committee


1

2

3

4

5

6

7

8

1 Chairman
Robert J. Myers

2 Management & Development Consultant
Richard A. Wilkey

3 Past Regional Chairman with Wells Fargo Regional Banking
H. Lynn Horak*

4 Retired lawyer & formerly of counsel to the law firm of Ahlers & Cooney, P.C.
Kenneth H. Haynie

5 Retired Chairman & CEO of Medicap Pharmacy, Inc.
William C. Kimball

6 Director of Strategic Development, LWBJ, LLP
Johnny Danos*

7 Executive Vice President, Chief Financial & Administrative Officer, Life Care Services, LLC
Diane C. Bridgewater*

8 Shareholder in the law firm of Lamberti, Gocke & Takekawa, P.C.
Jeffrey M. Lamberti*

INVESTOR INFORMATION


CASEY'S
GENERAL STORE

Common Stock

Casey's General Stores, Inc. common stock trades on the Nasdaq Global Select Market under the symbol CASY. The approximately 38 million shares of common stock outstanding at April 30, 2013 had a market value of approximately $2.2 billion. As of that same date, there were 1,860 shareholders of record.

Common Stock Market Prices

	Calendar 2011		Calendar 2012		Calendar 2013	
	High	*Low*	*High*	*Low*	*High*	*Low*
1st Quarter	$ 43.62	$ 35.39	$ 56.44	$ 49.52	$ 59.00	$ 51.45
2nd Quarter	45.75	38.01	60.60	51.81	63.89	52.84
3rd Quarter	47.91	39.50	63.00	55.20		
4th Quarter	54.22	42.41	57.66	46.15		

On June 24, 2013, the last reported sales price of the Company's common stock was $58.02 per share. On that same date, the market capitalization of the Company was approximately $2.2 billion.

Dividends

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2013 totaled $0.66 per share. At its June 7, 2013 meeting, the Board of Directors increased the quarterly dividend to $0.18 per share. The dividend is payable on August 15, 2013 to shareholders of record on August 1, 2013.

Dividend Reinvestment and Stock Purchase Plan

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone 781-575-2000
www.computershare.com

Investor Inquiries

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Corporate Secretary
Casey's General Stores, Inc.
One SE Convenience Blvd.
Ankeny, Iowa 50021

Corporate information, including monthly same-store sales data for the Company's three business categories, is also available at www.caseys.com under the Investor Relations tab. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2013
Commission File Number 001-34700

CASEY'S GENERAL STORES, INC.
(Exact name of registrant as specified in its charter)

IOWA	**42-0935283**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

ONE CONVENIENCE BLVD., ANKENY, IOWA
(Address of principal executive offices)

50021
(Zip Code)

(515) 965-6100
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act

COMMON STOCK	**NASDAQ**
(Title of Class)	*(Name of Exchange on which Registered)*

Securities Registered pursuant to Section 12(g) of the Act

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of October 31, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $ 1,891,311,000 based on the closing sales price ($51.55 per share) as quoted on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's class of common stock, as of the latest practicable date.

Class	Outstanding at June 24, 2013
Common Stock, no par value per share	38,387,109 shares

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Item 5 of Part II and Items 10, 11, 12, 13 and 15 of Part III is hereby incorporated by reference from the definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission not later than 120 days after April 30, 2013.

FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

Casey's General Stores, Inc. and its wholly owned subsidiaries (the Company/Casey's/we) operate convenience stores under the name "Casey's General Store" in 14 Midwestern states, primarily in Iowa, Missouri, and Illinois. The stores carry a broad selection of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, tobacco products, health and beauty aids, automotive products, and other nonfood items. In addition, all Casey's stores offer gasoline for sale on a self-service basis. Our fiscal year runs from May 1 through April 30 of each year. On April 30, 2013, there were a total of 1,749 stores in operation. There were 31 stores newly constructed and 26 acquired stores opened in fiscal 2013, and seven stores were closed in fiscal 2013. We operate a central warehouse, Casey's Distribution Center, adjacent to our corporate headquarters in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores.

Approximately 59% of all our stores are located in areas with populations of fewer than 5,000 persons, while approximately 16% of our stores are located in communities with populations exceeding 20,000 persons. The Company competes on the basis of price as well as on the basis of traditional features of convenience store operations such as location, extended hours, and quality of service.

Casey's, with executive offices at One Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100) was incorporated in Iowa in 1967. One of our subsidiaries, Casey's Marketing Company (Marketing Company) also operates from the Corporate Headquarters facility and was incorporated in Iowa in March 1995. A second subsidiary, Casey's Services Company (Services Company) operates from a nearby facility and was also incorporated in Iowa in March 1995. A third subsidiary, Casey's Retail Company, was incorporated in Iowa in 2004 and a fourth subsidiary, CGS Sales Corp., was incorporated in 2008 and both also operate from the Corporate Headquarters facility.

The Company's Internet address is www.caseys.com. Each year we make available through our website current reports on Form 8-K, quarterly reports on Form 10-Q, our annual report on Form 10-K, and amendments to those reports free of charge as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Additionally, you can go to our website to read our Financial Code of Ethics and Code of Conduct; we intend to post disclosure of any waivers to the Code.

General

We seek to meet the needs of residents of smaller towns by combining features of both general store and convenience store operations. Smaller communities often are not served by national-chain convenience stores. We have succeeded at operating Casey's General Stores in smaller towns by offering, at competitive prices, a broader selection of products than does a typical convenience store. We have also succeeded in meeting the needs of residents in larger communities with these offerings. We currently own most of our real estate, including the Casey's Distribution Center, the Services Company facility, and the Corporate Headquarters facility.

The Company derives its revenue primarily from the retail sale of gasoline and the products offered in our stores. Our sales historically have been strongest during the first and second fiscal quarters (May through October) and relatively weaker during the third and fourth (November through April). In warmer weather, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice.

Corporate Subsidiaries

The Marketing Company and the Services Company were organized as Iowa corporations in March 1995, and both are wholly owned subsidiaries of Casey's. Casey's Retail Company was organized as an Iowa corporation in April 2004 and CGS Sales Corp. was organized as an Iowa Corporation in 2008, and both are also wholly-owned subsidiaries of Casey's.

Casey's Retail Company operates stores in Illinois, Kansas, Minnesota, Nebraska, South Dakota, and North Dakota; it also holds the rights to the Casey's trademark and trade name. The Marketing Company owns and has responsibility for the operation of stores in Iowa, Missouri, Wisconsin, Indiana, Oklahoma, Arkansas, Tennessee, and Oklahoma. The Marketing Company also has responsibility for all of our wholesale operations, including the Distribution Center. The Services Company provides a variety of construction and transportation services for all stores. CGS Sales Corp. operates a store in Onawa, Iowa and Omaha, Nebraska.

Store Operations

Products Offered

Each Casey's General Store typically carries over 3,000 food and nonfood items. Many of the products offered are those generally found in a supermarket. The selection is generally limited to one or two well-known brands of each item stocked. Most of our staple foodstuffs are nationally advertised brands. Stores sell regional brands of dairy and bakery products, and approximately 89% of the stores offer beer. Our nonfood items include tobacco products, health and beauty aids, school supplies, housewares, pet supplies, photo supplies, and automotive products.

All Casey's General Stores offer gasoline or gasohol for sale on a self-service basis. The gasoline and gasohol generally are sold under the Casey's name.

It is our policy to continually make additions to the Company's product line, especially products with higher gross profit margins. As a result, we have added various prepared food items to our product line over the years, facilitated by the installation of snack centers, which now are in the majority of stores. The snack centers sell sandwiches, fountain drinks, and other items that have gross profit margins higher than those of general staple goods. As of April 30, 2013, the Company was selling donuts prepared on store premises in approximately 98% of our stores in addition to cookies, brownies, and Danish. The Company installs donut-making equipment in all newly constructed stores.

We began marketing made-from-scratch pizza in 1984, and it is available in 1,706 stores (98%) as of April 30, 2013. Although pizza is our most popular prepared food offering, we continue to expand our prepared food product line, which now includes ham and cheese sandwiches, pork and chicken fritters, sausage sandwiches, chicken tenders, popcorn chicken, breakfast croissants and biscuits, breakfast pizza, hash browns, quarter-pound hamburgers and cheeseburgers, and potato cheese bites. The newly constructed stores and many of the remodeled stores now offer made-to-order sub sandwiches.

The growth in our proprietary prepared food program reflects management's strategy to promote high-margin products that are compatible with convenience store operations. In the last three fiscal years, retail sales of nongasoline items have generated about 28% of our total revenue, but they have resulted in approximately 74% of our gross profits. Gross profit margins on prepared food items averaged approximately 62% during the three fiscal years ended April 30, 2013—substantially higher than the gross profit margin on retail sales of gasoline, which averaged approximately 5%.

Store Design

Casey's General Stores are freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. The recent store design (O2 style) measures 39 feet by 103 feet with approximately 2,500 square feet devoted to sales area, 500 square feet to kitchen space, 400 square feet to storage, and 2 large public restrooms. The recent store design for smaller communities (P style) measures 43 feet by 75 feet with approximately 1,600 square feet devoted to sales area with the remaining areas similar in size. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each new store typically includes 4 to 8 islands of gasoline dispensers and storage tanks with capacity for 30,000 to 50,000 gallons of gasoline. The merchandising display follows a standard layout designed to encourage a flow of customer traffic through all sections of every store. All stores are air-conditioned and have modern refrigeration equipment. Nearly all the store locations feature our bright red and yellow pylon sign which displays Casey's name and service mark.

All Casey's General Stores remain open at least sixteen hours per day, seven days a week. Many store locations are open from 6:00 a.m. to 11:00 p.m., although hours of operation may be adjusted on a store-by-store basis to accommodate customer traffic patterns. We also currently operate approximately 550 stores on a 24-hour basis. We require that all stores maintain a bright, clean interior and provide prompt checkout service. It is our policy not to install electronic games or sell adult magazines on store premises.

Store Locations

The Company traditionally has located its stores in smaller towns not served by national-chain convenience stores. Management believes that a Casey's General Store provides a service not otherwise available in small towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume and competitive prices. Our store-site selection criteria emphasize the population of the immediate area and daily highway traffic volume. Where there is no competing store, we can often operate profitably at a highway location in a community with a population of as few as 400.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings. Approximately 72% of Casey's total revenue for the year ended April 30, 2013 was derived from the retail sale of gasoline. The following table summarizes gasoline sales for the three fiscal years ended April 30, 2013:

	Year ended April 30,		
	2013	2012	2011
Number of gallons sold	**1,535,139,547**	1,476,153,594	1,394,456,573
Total retail gasoline sales	**$5,229,156,777**	$5,092,310,886	$3,998,702,258
Percentage of total revenue	**72.1%**	72.9%	71.0%
Gross profit percentage (excluding credit card fees)	**4.5%**	4.4%	5.3%
Average retail price per gallon	**$3.41**	$3.45	$2.87
Average gross profit margin per gallon (excluding credit card fees)	**15.16¢**	15.35¢	15.21¢
Average number of gallons sold per store*	**883,094**	870,195	868,790

*Includes only those stores in operation at least one full year on April 30 of the fiscal year indicated.

Retail prices of gasoline decreased slightly during the year ended April 30, 2013. The total number of gallons we sold during this period increased, primarily because of the higher number of stores in operation and our continued efforts to price our retail gasoline to compete in local market areas. For additional information concerning the Company's gasoline operations, see Item 7 herein.

Distribution and Wholesale Arrangements

The Marketing Company supplies all stores with groceries, food, health and beauty aids, and general merchandise from our Distribution Center. The stores place orders for merchandise electronically to our headquarters in Ankeny, and we fill the orders with weekly shipments in Company-owned delivery trucks. All of our existing and most of our proposed stores are within the Distribution Center's optimum efficiency range—a radius of approximately 500 miles.

In fiscal 2013, we purchased directly from manufacturers a majority of the food and nonfood items sold from our Distribution Center. It is our practice, with few exceptions, not to enter into long-term supply contracts with any of the suppliers of products sold by Casey's General Stores. We believe the practice enables us to respond flexibly to changing market conditions.

Personnel

On April 30, 2013, we had 10,876 full-time employees and 16,203 part-time employees. We have not experienced any work stoppages. There are no collective bargaining agreements between the Company and any of its employees.

Competition

Our business is highly competitive. Food, including prepared foods, and nonfood items similar or identical to those sold by the Company are generally available from various competitors in the communities served by Casey's General Stores. We believe our stores located in smaller towns compete principally with other local grocery and convenience stores, similar retail outlets, and, to a lesser extent, prepared food outlets, restaurants, and expanded gasoline stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, expanded gasoline stations, supermarkets, discount food stores, and traditional convenience stores. Convenience store chains competing in the larger towns served by Casey's General Stores include Quik Trip, Kwik Trip, and regional chains. Some of the Company's competitors have greater financial and other resources than we do. These competitive factors are discussed further in Item 7 of this Form 10-K.

Service Marks

The name "Casey's General Store" and the service mark consisting of the Casey's design logo (with the words "Casey's General Store") are our registered service marks under federal law. We believe these service marks are of material importance in promoting and advertising the Company's business.

Government Regulation

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new stores have been equipped with noncorroding fiberglass USTs, including some with double-wall construction, overfill protection, and electronic tank monitoring. We currently have 3,934 USTs, 3,076 of which are fiberglass and 858 are steel, and we believe that all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners. In the years ended April 30, 2013 and 2012, we spent approximately $899,000 and $1,150,000, respectively, for assessments and remediation. Substantially all of these expenditures were submitted for reimbursement from state-sponsored trust fund programs. As of April 30, 2013, approximately $15,650,000 has been received from such programs since inception. The payments are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. No amounts are currently expected to be repaid by the Company to the trust fund programs. At April 30, 2013, we had an accrued liability of approximately $418,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. We believe we have no material joint and several environmental liability with other parties.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described in this report before making a decision to invest in our securities. If any of such risks actually occur, our business, financial condition, and/or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive.

The convenience store and retail fuel industries in which we operate are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with many other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores, fast food outlets, and mass merchants. In recent years, several nontraditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the gasoline retail business. These nontraditional gasoline retailers have obtained a significant share of the motor fuels market, and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing, and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors' offerings and prices to ensure we offer convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities, and locations to remain competitive and attract customer traffic. These competitive pressures could materially and adversely affect our gasoline and merchandise sales and gross profit margins, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The volatility of wholesale petroleum costs could adversely affect our operating results.

Over the past three fiscal years, on average our gasoline revenues accounted for approximately 72% of total revenue and our gasoline gross profit accounted for approximately 5% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, can significantly affect crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at United States oil refineries or, in our case, the absence of gasoline contracts that guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs have resulted and could in the future result in significant increases in the retail price of petroleum products and in lower gasoline average margin per gallon. Increases in the retail price of petroleum products have resulted and could in the future adversely affect consumer demand for gasoline. This volatility makes it difficult to predict the impact that future wholesale cost fluctuations will have on our operating results and financial condition. These factors could adversely affect our gasoline gallon volume, gasoline gross profit, and overall customer traffic, which in turn would affect our sales of grocery and general merchandise and prepared food products.

Changing consumer preferences for alternative motor fuel and improvements in fuel efficiency could adversely impact our business.

Technological advancement, regulatory changes, or changes in consumer preferences toward alternative motor fuels or more fuel-efficient vehicles could reduce demand for the gasoline products we currently sell. In addition, a shift toward electric, hydrogen, natural gas or other alternative fuel-powered vehicles could fundamentally change the shopping habits of our customers or lead to new forms of fueling destinations or new competitive pressure. New technologies developed to improve the fuel efficiency of automobiles, or further governmental mandates to improve fuel efficiency, may result in decreased demand for conventional gasoline. Any of these outcomes could potentially result in fewer customer visits to our stores, decreases both in fuel and general merchandise sales revenue or reduced profit margins, which could have a material adverse effect on our business, financial condition and results of operation.

Increased credit card expenses could increase operating expenses.

A significant percentage of our gasoline sales are made with the use of credit cards. Since the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump result in higher credit card expenses. These additional fees increase operating expenses. Higher operating expenses that result from higher credit card fees may decrease our overall profit and have a material adverse effect on our business, financial condition and results of operations. Total credit card fees paid in fiscal 2013 were approximately $85 million.

Wholesale cost and tax increases relating to tobacco products could affect our operating results.

Sales of tobacco products have averaged approximately 9% of our total revenue over the past three fiscal years, and our tobacco gross profit accounted for approximately 12% of total gross profit for the same period. Any significant increases in wholesale cigarette costs or tax increases on tobacco products may have a materially adverse effect on unit demand for cigarettes domestically. Currently, major cigarette manufacturers offer significant rebates to retailers, although there can be no assurance that such rebate programs will continue. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are no longer offered or decreased, our wholesale cigarette costs will increase accordingly. In general, we attempt to pass price increases on to our customers. Due to competitive pressures in our markets, however, we may not always be able to do so. These factors could adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit, and overall customer traffic, and in turn have a material adverse effect on our business, financial condition and results of operations.

Governmental action and campaigns to discourage smoking may have a material adverse effect on our revenues and gross profit.

Congress has given the Food and Drug Administration ("FDA") broad authority to regulate tobacco products, and the FDA has enacted numerous regulations restricting the sale of such products. These governmental actions, as well as national, state and local campaigns to discourage smoking and other factors, have resulted in reduced industry volume and consumption levels, and could materially affect the retail price of cigarettes, unit volume and revenues, gross profit, and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Future consumer or other litigation could adversely affect our financial condition and results of operations.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections, including prepared food. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may become a party to individual personal injury, bad fuel, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, if our assessment of any action or actions should prove inaccurate, our financial condition and results of operations could be adversely affected.

Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. For example, various petroleum marketing retailers, distributors and refiners are currently defending class-action claims alleging that the sale of unadjusted volumes of fuel at temperatures in excess of 60 degrees Fahrenheit violates various state consumer protection laws due to the expansion of the fuel with the increase of fuel temperatures. In addition, certain retailers have experienced data breaches resulting in exposure of sensitive customer data, including payment card information. Any such breach of our systems, or any failure to secure our systems against such a breach, could expose us to customer litigation, as well as sanctions from the payment card industry.Certain claims asserted in these lawsuits, if resolved against us, could give rise to substantial damages. Our defense costs and any resulting damage awards or settlement amounts may not be fully covered by our insurance policies. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity and results of operations in a particular period or periods.

General economic conditions that are largely out of the Company's control may adversely affect the Company's financial condition and results of operations.

Current economic conditions, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products the Company sells in its stores. Economic conditions, higher fuel prices, and unemployment levels have affected consumer confidence, spending patterns, and miles driven, with many customers "trading down" to lower priced products in certain categories. These factors can lead to sales declines in both gasoline and general merchandise, and in turn have an adverse impact on our business, financial condition and results of operations.

Risks Related to Our Business

The prices of "RINs" and certain commodities fluctuate widely.

The market prices paid to the Company for its "renewable identification numbers", or ("RINs"), as well as the wholesale costs paid by the Company for certain commodities such as cheese and coffee, can fluctuate widely from period to period and have a significant impact on the Company's financial results for a particular period or periods. In recent months, the market prices of RINs have increased significantly, with a corresponding benefit to the Company's gross profits from the retail sales of gasoline. Due to the inherent price volatility of RINs, there can be no assurance that the Company will be able to sell its RINs in the future at any particular price. Any significant decline in the market price of

RINs, as well as any increases in the wholesale costs of commodities such as cheese and coffee, could have a material adverse impact on the Company's results of operations in a particular period or periods.

Unfavorable weather conditions can adversely affect our business.

All of our stores are located in the Midwest region of the United States, which is susceptible to tornadoes, thunderstorms, extended periods of rain, flooding, ice storms, and heavy snow. Inclement weather conditions could damage our facilities or could have a significant impact on consumer behavior, travel, and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months, which fall within our first and second fiscal quarters. When weather conditions are not favorable during a particular period, our operating results and cash flow from operations could be adversely affected.

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.

Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes, their attitudes toward our industry and brands, as well as to where and how consumers shop for those products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products, and refine our approach as to how and where we market and sell our products. While we devote considerable effort and resources to shape, analyze and respond to consumer preferences, we recognize that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of social and digital media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to identify, acquire, and integrate new stores, which could adversely affect our ability to grow our business.

An important part of our recent growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From May 1, 2012 through April 30, 2013 we acquired and opened 26 convenience stores. We expect to continue pursuing acquisition opportunities.

Acquisitions involve risks that could cause our actual growth or operating results to differ materially from our expectations or the expectations of securities analysts. These risks include:

- The inability to identify and acquire suitable sites at advantageous prices;
- Competition in targeted market areas;
- Difficulties during the acquisition process in discovering some of the liabilities of the businesses that we acquire;
- Difficulties associated with our existing financial controls, information systems, management resources and human resources needed to support our future growth;
- Difficulties with hiring, training and retaining skilled personnel, including store managers;
- Difficulties in adapting distribution and other operational and management systems to an expanded network of stores;
- Difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores;
- Difficulties in obtaining the cost savings and financial improvements we anticipate from future acquired stores;
- The potential diversion of our senior management's attention from focusing on our core business due to an increased focus on acquisitions; and
- Challenges associated with the consummation and integration of any future acquisition.

We are subject to federal and state environmental and other regulations.

Our business is subject to extensive governmental laws and regulations that include but are not limited to environmental and employment laws and regulations; health care; legal restrictions on the sale of alcohol, tobacco, and lottery products; requirements related to minimum wage, working conditions, public accessibility, and citizenship. A violation of or change in such laws and/or regulations could have a material adverse effect on our business, financial condition, and results of operations.

Under various federal, state, and local laws, regulations, and ordinances, we may, as the owner/operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. Failure to remediate such contamination properly may make us liable to third parties and adversely affect our ability to sell or lease such property.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas in support of future remediation obligations.

These state trust funds are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has yet to be discovered at existing locations or at locations we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances, or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist at any one or more of our locations. In addition, failure to comply with any environmental laws, regulations, or ordinances or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol, tobacco, and lottery products. A violation or change of these laws could adversely affect our business, financial condition, and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend, or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in income, overtime pay, or the statutory minimum wage rate or adoption of mandated healthcare benefits would result in an increase in our labor costs. Such cost increase or the penalties for failing to comply with such statutory minimum could adversely affect our business, financial condition, and results of operations. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that may have a material adverse and potentially disparate impact on our business.

Health care reform legislation could have a negative impact on our business.

The Patient Protection and Affordable Care Act (the "PPACA") as well as other healthcare reform legislation being considered by Congress and various State legislatures may have a negative impact on our business. Although many of the rules, reforms and regulations required to implement the PPACA have not yet been adopted, such reforms appear likely to significantly increase our employee health care-related costs and therefore our operating expenses. As the provisions of such reform legislation are phased in over time, the resulting changes to our health care cost structure could have a material adverse effect on our business, financial conditions and results of operations.

The dangers inherent in the storage and transport of motor fuel could cause disruptions and could expose to us potentially significant losses, costs or liabilities.

We store motor fuel in storage tanks at our retail locations. Additionally, we transport a significant portion of our motor fuel in our own trucks, instead of by third-party carriers. Our operations are subject to significant hazards and risks inherent in transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. As a result, any such event could have a material adverse effect on our business, financial condition and results of operations.

We may incur costs or liabilities as a result of litigation or adverse publicity resulting from concerns over food quality, health or other issues that could cause customers to avoid our convenience stores.

We may be the subject of complaints or litigation arising from food-related illness or injury in general which could have a negative impact on our business. Additionally, negative publicity, regardless of whether the allegations are valid, concerning food quality, food safety or other health concerns, employee relations or other matters related to our operations may materially adversely affect demand for our food and could result in a decrease in customer traffic to our convenience stores.

It is critical to our reputation that we maintain a consistent level of high quality prepared food offerings at our convenience stores. Health concerns, poor food quality or operating issues stemming from one store or a limited number of stores could materially adversely affect the operating results of some or all of our stores.

Because we depend on our senior management's experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We also rely on our ability to recruit qualified store managers, supervisors, district managers, regional managers and other store personnel. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business and results of operations.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our information technology (IT) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses. Any disruption could cause our business and competitive position to suffer and cause our operation results to be reduced. Also, our business continuity plan could fail.

Other Risks

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We could issue additional shares for investment, acquisition, or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing shareholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences, or privileges senior to the rights of existing holders of our common stock.

Iowa law and provisions in our charter documents may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our articles of incorporation give the Company's board of directors the authority to issue up to one million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining shareholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, thereby having a potentially adverse effect on the market price of our common stock.

Our articles of incorporation were amended in 2011 to stagger the terms of the Company's board of directors, as a result of amendments to the Iowa Business Corporation Act. Our staggered board, along with other provisions of our articles of incorporation and bylaws and Iowa corporate law, could make it more difficult for a third party to acquire us or remove our directors by means of a proxy contest, even if doing so would be beneficial to our shareholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder unless the business combination is approved in a prescribed manner. Further, Section 490.1108A of the Iowa Business Corporation Act permits a board of directors, in the context of a takeover proposal, to consider not only the effect of a proposed transaction on shareholders, but also on a corporation's employees, suppliers, customers, creditors, and on the communities in which the corporation operates. These provisions could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

We may, in the future, adopt other measures (such as a shareholder rights plan or "poison pill") that could have the effect of delaying, deferring, or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated shareholders. These measures may be adopted without any further vote or action by our shareholders.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to these and other factors:

- A deviation in our results from the expectations of public market analysts and investors;
- Statements by research analysts about our common stock, company, or industry;
- Changes in market valuations of companies in our industry and market evaluations of our industry generally;
- Additions or departures of key personnel;
- Actions taken by our competitors;
- Sales of common stock by the Company, senior officers, or other affiliates; and
- Other general economic, political, or market conditions, many of which are beyond our control.

The market price of our common stock will also be affected by our quarterly operating results and monthly same store sales results, which may be expected to fluctuate. The following are factors that may affect our quarterly results and same store sales: general, regional, and national economic conditions; competition; unexpected costs; changes in retail pricing, consumer trends, and the number of stores we open and/or close during any given period; costs of compliance with corporate governance and Sarbanes-Oxley requirements. Other factors are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. You may not be able to resell your shares of our common stock at or above the price you pay.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own our corporate headquarters and Distribution Center. Located on an approximately 45-acre site in Ankeny, Iowa, these adjacent facilities and our vehicle service and maintenance center occupy a total of approximately 375,000 square feet. The original complex was completed in February 1990 and placed in full service at that time. In fiscal 2007, we added 98,000 square feet to the Distribution Center, 20,000 square feet of office space, additional paving for truck parking, and necessary drainage and landscaping improvements. In fiscal 2013, we purchased a nearby service building, which consists of approximately 60,000 square feet of warehouse space and approximately 14,000 square feet of office space.

On April 30, 2013, we also owned the land at 1,729 store locations and the buildings at 1,734 locations and leased the land at 20 locations and the buildings at 15 locations. Most of the leases provide for the payment of a fixed rent plus property taxes, insurance, and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period.

ITEM 3. LEGAL PROCEEDINGS

The information required to be set forth under this heading is incorporated by reference from Note 10, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 38,352,509 shares of common stock outstanding at April 30, 2013 had a market value of approximately $2.2 billion. On that date there were 1,860 shareholders of record.

Common Stock Market Prices

Calendar 2011	High	Low	Calendar 2012	High	Low	Calendar 2013	High	Low
Q1	$ 43.62	$ 35.39	Q1	$ 56.44	$ 49.52	Q1	$ 59.00	$ 51.45
Q2	$ 45.75	$ 38.01	Q2	$ 60.60	$ 51.81			
Q3	$ 47.91	$ 39.50	Q3	$ 63.00	$ 55.20			
Q4	$ 54.22	$ 42.41	Q4	$ 57.66	$ 46.15			

Dividends

We began paying cash dividends during fiscal 1991.The dividends declared in fiscal 2013 totaled $0.66 per share. The dividends paid in fiscal 2012 totaled $0.60 per share. On June 7, 2013, the Board of Directors declared a quarterly dividend of $0.18 payable August 15, 2013 to shareholders of record on August 1, 2013. The Board expects to review the dividend every year at its June meeting.

The cash dividends declared during the calendar years 2011-13 were as follows:

Calendar 2011	Cash dividend declared	Calendar 2012	Cash dividend declared	Calendar 2013	Cash dividend declared
Q1	$ 0.135	Q1	$ 0.15	Q1	$ 0.165
Q2	0.15	Q2	0.165	Q2	0.18
Q3	0.15	Q3	0.165		
Q4	0.15	Q4	0.165		
	0.585		0.645		

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share amounts)

Statement of Income Data

	Years ended April 30,				
	2013	2012	2011	2010	2009
Total revenue	**$ 7,250,840**	$ 6,987,804	$ 5,635,240	$ 4,637,087	$ 4,690,525
Cost of goods sold	**6,168,475**	5,984,114	4,754,173	3,844,735	3,966,919
Gross profit	**1,082,365**	1,003,690	881,067	792,352	723,606
Operating expenses	**760,365**	688,431	607,628	526,291	504,449
Depreciation and amortization	**111,823**	96,552	82,355	73,546	69,451
Interest, net	**35,048**	35,192	28,497	10,933	10,626
Loss on early retirement of debt	--------	--------	11,350	--------	--------
Income before income taxes	**175,129**	183,515	151,237	181,582	139,080
Federal and state income taxes	**64,504**	66,724	56,614	64,620	53,390
Net income	**$ 110,625**	$ 116,791	$ 94,623	$ 116,962	$ 85,690
Basic earnings per common share	**$ 2.89**	$ 3.07	$ 2.24	$ 2.30	$ 1.69
Diluted earnings per common share	**$ 2.86**	$ 3.04	$ 2.22	$ 2.29	$ 1.68
Weighted average number of common shares outstanding—basic	**38,297**	38,068	42,285	50,899	50,787
Weighted average number of common shares outstanding—diluted	**38,620**	38,392	42,567	51,053	50,917
Dividends paid per common share	**$ 0.66**	$ 0.60	$ 0.505	$ 0.34	$ 0.30

Balance Sheet Data

	As of April 30,				
	2013	2012	2011	2010	2009
Current assets	**$ 272,817**	$ 279,278	$ 293,887	$ 310,085	$ 284,727
Total assets	**1,984,018**	1,774,815	1,610,955	1,388,775	1,262,695
Current liabilities	**397,748**	306,641	294,500	240,886	221,243
Long-term debt, net of current maturities	**653,081**	667,930	678,680	154,754	167,887
Shareholders' equity	**602,295**	506,041	403,896	824,319	721,030

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars and gallons in thousands, except per share amounts)

Please read the following discussion of the Company's financial condition and results of operations in conjunction with the selected historical consolidated financial data and consolidated financial statements and accompanying notes presented elsewhere in this Form 10-K.

Overview

The Company operates convenience stores under the name "Casey's General Store" in fourteen Midwestern states, primarily in Iowa, Missouri and Illinois. On April 30, 2013, there were a total of 1,749 stores in operation. All stores offer gasoline for sale on a self-serve basis and carry a broad selection of food (including freshly prepared foods such as pizza, donuts and sandwiches), beverages, tobacco products, health and beauty aids, automotive products and other non-food items. We derive our revenue from the retail sale of gasoline and the products offered in our stores.

Approximately 59% of all Casey's General Stores are located in areas with populations of fewer than 5,000 persons, while approximately 16% of all stores are located in communities with populations exceeding 20,000 persons. We operate a central warehouse, the Casey's Distribution Center, adjacent to our Corporate Headquarters facility in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores. At April 30, 2013, the Company owned the land at 1,729 store locations and the buildings at 1,734 locations, and leased the land at 20 locations and the buildings at 15 locations.

During the fourth quarter of fiscal 2013, the Company earned $0.60 in diluted earnings per share compared to $0.60 per share for the same quarter a year ago. Fiscal 2013 diluted earnings per share were $2.86 versus $3.04 for the prior year. The Company's business is seasonal, and generally the Company experiences higher sales and profitability during the first and second fiscal quarters (May-October), when customers tend to purchase greater quantities of gasoline and certain convenience items such as beer and soft drinks.

During the 2013 fiscal year, we acquired and opened 26 convenience stores from other parties and completed 31 new store constructions. In addition to this activity, the Company also replaced 26 stores and closed seven stores during the year.

The fourth quarter results reflected a 1% increase in same-store gasoline gallons sold, with an average margin of approximately 17 cents per gallon. The Company's fourth quarter gas margin was helped by our ability to sell approximately 10.3 million renewable fuel credits for $4,800. For the fiscal year, same-store gallons increased 0.1% with an average margin of 15.2 cents per gallon. The Company's policy is to price to the competition, so the timing of retail price changes is driven by local competitive conditions.

Same store sales of grocery and other merchandise decreased 0.2% and prepared foods and fountain increased 4.4% during the fourth quarter of fiscal 2013.

The Company has several energy initiatives designed to reduce operating expenses associated with energy consumption. The Company believes that reducing energy consumption where feasible is a sound long-term business strategy. While individually and in aggregate the financial impact of these initiatives may not be material, implementing them throughout our operations is a part of our overall expense management. Below is a list of some of the energy initiatives the Company is currently undertaking:

- All newly constructed stores use 100 percent high efficiency LED lighting. Also, when we perform a major remodel of an existing store, the fluorescent lighting is replaced with LED lighting. Furthermore, new canopies over the fuel pumps are installed with time systems and photo eyes to help control the canopy lighting.
- Multiple paperless initiatives are going on throughout the Company, including going to paperless paystubs and W-2's where state law allows.
- Electric fuel tank heaters have been installed in our fleet of trucks, significantly reducing idle time. Futhermore, timers have been installed that automatically turn off the engine if it is idling for more than ten minutes.
- All of our store managers receive a portion of their pay in the form of incentive compensation. This encourages store managers to efficiently manage operating expenses, including utility expenses. All

levels of supervision, including executive officers and supervisory personnel within the store operations department receive some form of incentive compensation, and operating expenses have a direct impact on the amount of annual incentive compensation payments made to these employees.

For further information concerning the Company's operating environment and certain conditions that may affect future performance, see the "Forward-looking Statements" at the end of this Item 7.

Fiscal 2013 Compared with Fiscal 2012

Total revenue for fiscal 2013 increased 3.8% to $7,250,840, primarily due to an increase in the number of gallons sold, and an increase in inside sales (grocery & other merchandise and prepared food & fountain). This was partially offset by a 1.3% decrease in average gas prices. Retail gasoline sales for the fiscal year were $5,229,157, an increase of 2.7%, and gallons sold increased 4% to 1,535,140. Inside sales increased 6.4% to $1,983,635, primarily due to the major remodels, the 24-hour conversions, the expansion of our pizza delivery program, and a greater number of stores in operation.

Total gross profit margin was 14.9% for fiscal 2013 compared with 14.4% for the prior year. The gas margin increased slightly to 4.5% in fiscal 2013 from 4.4% in fiscal 2012 primarily due to the increase in the value of the renewable fuel credits sold. The grocery & other merchandise margin increased slightly to 32.6% in fiscal 2013 from 32.5% in fiscal 2012. The prepared food & fountain margin increased to 61.8% from 60.7% primarily due to the lower commodity costs during fiscal 2013.

Operating expenses increased 10.4% in fiscal 2013 primarily due to the major remodels, the 24-hour conversions, the expansion of our pizza delivery program and 50 more stores in operation. The operating expense ratio also increased to 10.5% of total revenue in fiscal 2013 from 9.9% in the prior year.

Depreciation and amortization expense increased 15.8% to $111,823 in fiscal 2013 from $96,552 in fiscal 2012. The increase was due to capital expenditures made in fiscal 2013.

The effective tax rate increased 40 basis points to 36.8% in fiscal 2013 from 36.4% in fiscal 2012. The increase in the effective tax rate was primarily due to lower federal tax credits for the current year.

Net income decreased to $110,625 in fiscal 2013 from $116,791 in fiscal 2012. The decrease was due primarily to the increase in the operating expenses and an increase in depreciation and amortization expenses. However, this was partially offset by an increase in inside sales and the increase in the number of gasoline gallons sold.

Fiscal 2012 Compared with Fiscal 2011

Total revenue for fiscal 2012 increased 24% to $6,987,804, primarily due to a 20.3% increase in average gas prices, an increase in the number of gallons sold, and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $5,092,311, an increase of 27.3%, and gallons sold increased 5.9% to 1,476,154. Inside sales increased 15.8% to $1,864,707, primarily due to the major remodels, the 24-hour conversions, the expansion of our pizza delivery program, and a greater number of stores in operation.

Total gross profit margin was 14.4% for fiscal 2012 compared with 15.6% for the prior year. The gas margin decreased to 4.4% in fiscal 2012 from 5.3% in fiscal 2011 primarily due to the increase in the retail price per gallon of gasoline sold. The grocery & other merchandise margin increased slightly to 32.5% in fiscal 2012 from 32.2% in fiscal 2011. The prepared food & fountain margin decreased to 60.7% from 62.2% primarily due to the higher commodity costs during fiscal 2012.

Operating expenses increased 13.3% in fiscal 2012. After adjusting for the $16 million in expenses associated with the unsolicited hostile offer by Alimentation Couche-Tard, Inc. in the prior year, expenses increased 16.4% primarily due to the major remodels, the 24-hour conversions, the expansion of our pizza delivery program and a greater number of stores in operation. Higher retail gasoline prices resulted in higher sales, which decreased the operating expense ratio to 9.9% of total revenue in fiscal 2012 from 10.8% in the prior year. Higher retail gasoline prices also increased our transportation costs and credit card fees during the year.

Depreciation and amortization expense increased 17.2% to $96,552 in fiscal 2012 from $82,355 in fiscal 2011. The increase was due to capital expenditures made in fiscal 2012.

The effective tax rate decreased 100 basis points to 36.4% in fiscal 2012 from 37.4% in fiscal 2011. The decrease in the effective tax rate was primarily due to higher federal tax credits for the current year. However, this result was partially offset by a higher taxable income.

Net income increased to $116,791 in fiscal 2012 from $94,623 in fiscal 2011. The increase was due primarily to the $17,591 post-tax impact on fiscal 2011 net earnings pertaining to the Company's recapitalization plan as well as the unsolicited hostile offer and related actions by Alimentation Couche-Tard, Inc., an increase in same store inside sales, the increase in the number of gasoline gallons sold, the 24-hour conversions, the major remodels, the expansion of our pizza delivery program, and a greater number of stores in operation from the prior year. However, this was partially offset by an increase in the operating expenses and a decrease in the average margin on prepared food & fountain sales.

COMPANY TOTAL REVENUE AND GROSS PROFIT BY CATEGORY

	Years ended April 30,		
	2013	2012	2011
Total revenue by category			
Gasoline	**$ 5,229,157**	$ 5,092,311	$ 3,998,702
Grocery & other merchandise	**1,418,711**	1,364,995	1,195,613
Prepared food & fountain	**564,924**	499,712	415,240
Other	**38,048**	30,786	25,685
	$ 7,250,840	$ 6,987,804	$ 5,635,240
Gross profit by category (1)			
Gasoline	**$ 232,718**	$ 226,559	$ 212,038
Grocery & other merchandise	**462,663**	443,245	385,250
Prepared food & fountain	**348,993**	303,159	258,151
Other	**37,991**	30,727	25,628
	$ 1,082,365	$ 1,003,690	$ 881,067

INDIVIDUAL STORE COMPARISONS (2)

	Years ended April 30,		
	2013	2012	2011
Average retail sales	**$ 4,159**	$ 4,117	$ 3,497
Average retail inside sales	**1,152**	1,117	1,015
Average gross profit on inside items	**467**	448	404
Average retail sales of gasoline	**3,007**	3,000	2,482
Average gross profit on gasoline (3)	**134**	134	132
Average operating income (4)	**181**	191	180
Average number of gallons sold	**883**	870	869

(1) Gross profits represent total revenue less cost of goods sold. Gross profit is given before charges for depreciation, amortization, and credit card fees.

(2) Individual store comparisons include only those stores that had been in operation for at least one full year and remained open on April 30 of the fiscal year indicated.

(3) Retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be adversely affected by factors beyond our control, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on our earnings.

(4) Average operating income represents retail sales less cost of goods sold and operating expenses attributable to a particular store; it excludes federal and state income taxes, Company operating expenses not attributable to a particular store, and our matching contribution paid to the 401(k) Plan.

SAME STORE SALES GROWTH BY CATEGORY

	Years ended April 30,		
	2013	2012	2011
Gasoline gallons	**0.1%**	-1.5%	1.6%
Grocery & other merchandise	**0.8**	6.7	4.6
Prepared food & fountain	**8.6**	14.3%	7.7

The same store sales comparison includes aggregated individual store results for all stores open throughout both periods presented. When comparing quarterly data the store must be open for each entire quarter. When comparing annual data, the store must be open for each entire fiscal year being compared.

Remodeled stores that remained open or were closed for just a very brief period of time (less than a week) during the period being compared remain in the same store sales comparison. If a store is replaced, either at the same location (razed and rebuilt) or relocated to a new location, it is removed from the comparison until the new store has been open for each entire period being compared. Newly constructed and acquired stores do not enter the calculation until they are open for each entire period being compared as well.

Critical Accounting Policies

Critical accounting policies are those accounting policies that we believe are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory

Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method for financial and income tax reporting applied to inventory values determined primarily by our FIFO accounting system for warehouse inventories and the retail inventory method (RIM) for store inventories, except for cigarettes, beer, pop, and prepared foods, which are valued at cost. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor rebates in the form of rack display allowances (RDAs) are funds that we receive from various vendors for allocating certain shelf space to carry their specific products or to introduce new products in our stores for a particular period of time. The RDAs are treated as a reduction in cost of sales and are recognized ratably over the period covered by the applicable rebate agreement. These funds do not represent reimbursements of specific, incremental, identifiable costs incurred by us in selling the vendor's products. Vendor rebates in the form of billbacks are treated as a reduction in cost of sales and are recognized at the time the product is sold. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.The Company takes title to RINs when we purchase clear unleaded gasoline or diesel fuel, and purchase ethanol separately. The ethanol is blended in the tanker during transit to the store and the blending is the event that enables the RIN to be separated from the ethanol it identifies and allows it to be sold to third parties. The RINs are recorded as a reduction in the cost of sales in the period when the Company commits to a price and agrees to sell all of the RINs acquired during a specified period (currently the previous month).

Long-lived Assets

The Company periodically monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets exceeds their estimated fair value. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. Fair value is based on management's estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties, which are considered Level 3 inputs. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for us is generally on a store-by-store basis. We recorded impairment charges of $3,680 in fiscal 2013, $226 in fiscal 2012, and $348 in fiscal 2011.

Self-insurance

We are primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially at each year end based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The balance of our self-insurance reserves were $24,039 and $23,701 for the years ended April 30, 2013 and 2012, respectively.

Goodwill

Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Company assesses impairment annually at year-end using a market based approach to establish fair value. All of the goodwill assigned to the individual stores is aggregated into a single reporting unit due to the similar economic characteristics of the stores. As of April 30, 2013, there was $114,791 of goodwill and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment and no events have occurred since the annual test indicating a potential impairment.

Liquidity and Capital Resources

Due to the nature of our business, cash provided by operations is our primary source of liquidity. We finance our inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. As of April 30, 2013, the Company's ratio of current assets to current liabilities was .69 to 1. The ratio at April 30, 2012 and at April 30, 2011 was .91 to 1 and 1 to 1 respectively. We believe our current bank line of credit and the cash flow from operations will be sufficient to satisfy the working capital needs of our business.

Net cash provided by operating activities decreased $8,551 (2.9%) in the year ended April 30, 2013, primarily because of a decrease in net earnings, a smaller increase in deferred income taxes, a larger increase in inventories and a smaller decrease in income taxes receivable. This result was partially offset by an increase in accounts payable. Cash used in investing activities in the year ended April 30, 2013 increased $53,162 (19.1%) primarily due to the increase in the purchase of property and equipment from the prior year. Cash flows from financing activities increased $50,718 (248.5%), primarily due to the net borrowings of short-term debt.

Capital expenditures represent the single largest use of Company funds. We believe that by reinvesting in stores, we will be better able to respond to competitive challenges and increase operating efficiencies. During fiscal 2013, we expended $334,828 for property and equipment, primarily for construction, acquisition, and remodeling of stores compared with $280,318 in the prior year. In fiscal 2014, we anticipate expending between $313,000 and $374,000, primarily from existing cash, funds generated by operations, and additional long-term debt (see Footnote 11 – Subsequent Events) for our construction, acquisition, and remodeling of stores.

As of April 30, 2013, we had long-term debt, net of current maturities, of $653,081 consisting of $569,000 in principal amount of 5.22% senior notes, $75,000 in principal amount of 5.72% senior notes, series A and B; and $9,081 of capital lease obligations.

Interest on the 5.22% senior notes is payable on the 9th day of each February and August. Principal on the 5.22% senior notes is payable in full on August 9, 2020. We may prepay the 5.22% notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated August 9, 2010 between the Company and the purchasers of the 5.22% senior notes.

Interest on the 5.72% senior notes series A and series B is payable on the 30th day of each March and September. Principal on the senior notes series A and series B is payable in various installments beginning September 30, 2012. We may prepay the 5.72% senior notes series A and series B in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated September 29, 2006 between the Company and the purchasers of the 5.72% senior notes series A and series B.

To date, we have funded capital expenditures primarily through funds generated from operations, the proceeds of the sale of common stock, issuance of 6.25% convertible subordinated debentures (converted into shares of common stock in 1994), the previously described senior notes, and a mortgage note. Future capital required to finance operations, improvements, and the anticipated growth in the number of stores is expected to come from cash generated by operations, the bank line of credit, and additional long-term debt or other securities as circumstances may dictate. We do not expect such capital needs to adversely affect liquidity.

The table below presents our significant contractual obligations, including interest, at April 30, 2013:

Contractual obligations		Payments due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes	$ 896,078	49,635	82,769	94,981	668,693
Capital lease obligations	17,375	1,352	1,803	1,545	12,675
Operating lease obligations	2,269	910	746	263	350
Unrecognized tax benefits	8,938	-------	-------	-------	-------
Deferred compensation	15,787	-------	-------	-------	-------
Total	$ 940,447	51,897	85,318	96,789	681,718

Unrecognized tax benefits relate to uncertain tax positions and since we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the "Payments due by period" section of the table.

At April 30, 2013, the Company had a total of $8,938 in gross unrecognized tax benefits. Of this amount, $5,810 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. The total amount of accrued interest and penalties for such unrecognized tax benefits was $286 as of April 30, 2013. Interest and penalties related to income taxes are classified as income tax expense in our consolidated financial statements. The federal statute of limitations remains open for the years 2009 and forward. Tax years 2008 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the expiration of the statute of limitations, examinations or other unforeseen circumstances. As of April 30, 2013, the Company has no ongoing federal or state income tax examinations. The Company did not have any outstanding litigation related to tax matters. At this time, management believes it is reasonably possible the aggregate amount of unrecognized tax benefits will decrease by $1,491 within the next 12 months. This expected decrease is due to the expiration of statute of limitations related to certain state income tax filing positions.

Included in long-term liabilities on our consolidated balance sheet at April 30, 2013, was a $15,787 obligation for deferred compensation. As the specific payment dates for the deferred compensation are unknown due to the unknown retirement dates of many of the participants, the related balances have not been reflected in the "Payments due by period" section of the table. However, known payments of $5,131 will be due during the next 5 years.

At April 30, 2013, we were partially self-insured for workers' compensation claims in all 14 states of our marketing territory; we also were partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $15,500 and $15,000, respectively, were issued and outstanding at April 30, 2013 and 2012, on the insurance company's behalf. We renew the letters of credit on an annual basis.

Forward-looking Statements

This Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including (i) any statements regarding future sales and gross profit percentages, (ii) any statements regarding the continuation of historical trends, and (iii) any statements regarding the sufficiency of the Company's cash balances and cash generated from operations and financing activities for the Company's future liquidity and capital resource needs. The words *believe, expect, anticipate, intend, estimate, project* and similar expressions are intended to identify forward-looking statements. We caution you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including without limitations the factors described in this Form 10-K.

We ask you not to place undue reliance on such forward-looking statements because they speak only of our views as of the statement dates. Although we have attempted to list the important factors that presently affect the Company's business and operating results, we further caution you that other factors may in the future prove to be important in affecting the Company's results of operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Competition

Our business is highly competitive and marked by ease of entry and constant change in terms of the numbers and type of retailers offering the products and services found in stores. Many of the food (including prepared foods) and nonfood items similar or identical to those we sell are generally available from a variety of competitors in the communities served by our stores, and we compete with other convenience store chains, gasoline stations, supermarkets, drug stores, discount stores, club stores, mass merchants, and fast-food outlets (with respect to the sale of prepared foods). Sales of nongasoline items (particularly prepared food items) have contributed substantially to our gross profit on retail sales in recent years. Gasoline sales are intensely competitive. We compete for gasoline sales with both independent and national brand gasoline stations, other convenience store chains, and several nontraditional gasoline retailers such as supermarkets in specific markets. Some of these other gasoline retailers may have access to more favorable arrangements for gasoline supply than do we or the firms that supply our stores. Some of our competitors have greater financial, marketing, and other resources than we have and therefore may be able to respond better to changes in the economy and new opportunities within the industry.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings, and retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be affected adversely by factors beyond our control, including the supply of gasoline available in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, increases in wholesale gasoline costs generally during a period, and price competition from other gasoline marketers. The market for crude oil and domestic wholesale petroleum products is volatile and is affected by general political conditions and instability in oil producing regions such as the Middle East and South America. The volatility of the wholesale gasoline market makes it extremely difficult to predict the impact of future wholesale cost fluctuation on our operating results and financial conditions. These factors could materially affect gasoline gallon volume, gasoline gross profit, and overall customer traffic levels at stores. Any substantial decrease in profit margins on gasoline sales or in the number of gallons sold by stores could have a material adverse effect on our earnings.

The Company purchases its gasoline from a variety of independent national and regional petroleum distributors. Although in recent years suppliers have not experienced any difficulties in obtaining sufficient amounts of gasoline to meet our needs, unanticipated national and international events could result in a reduction of gasoline supplies available for distribution. Any substantial curtailment in our gasoline supply would reduce gasoline sales. Further, we believe a significant amount of our business results from the patronage of customers primarily desiring to purchase gasoline; accordingly, reduced gasoline supplies could adversely affect the sale of nongasoline items. Such factors could have a material adverse impact on our earnings and operations.

Tobacco Products

Sales of tobacco products represent a significant portion of our revenues. Significant increases in wholesale cigarette costs and tax increases on tobacco products as well as national and local campaigns to discourage smoking in the United States could have an adverse effect on the demand for cigarettes sold by stores. We attempt to pass price increases on to our customers, but competitive pressures in specific markets may prevent us from doing so. These factors could materially affect the retail price of cigarettes, the volume of cigarettes sold by stores, and overall customer traffic.

Environmental Compliance Costs

The United States Environmental Protection Agency and several of the states in which we do business have adopted laws and regulations relating to underground storage tanks used for petroleum products. In the past, we have incurred substantial costs to comply with such regulations, and additional substantial costs may be necessary in the future. Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Any reimbursements received in respect to such costs typically are subject to statutory provisions requiring repayment of the reimbursed funds for any future noncompliance with upgrade provisions or other applicable laws. Although we regularly accrue expenses for the estimated costs related to future corrective action or remediation efforts, there can be no assurance that the accrued amounts will be sufficient to pay such costs or that we have identified all environmental liabilities at all of our current store locations. In addition, there can be no assurance that we will not incur substantial expenditures in the future for remediation of contamination or related claims that have not been discovered or asserted with respect to existing store locations or locations that we may acquire in the future, that we will not be subject to any claims for reimbursement of funds disbursed to us under the various state programs, and/or that additional regulations or amendments to existing regulations will not require additional expenditures beyond those presently anticipated.

Seasonality of Sales

Company sales generally are strongest during its first two fiscal quarters (May–October) and weakest during the third and fourth fiscal quarters (November–April). In the warmer months, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions (such as flooding, prolonged rain, or snowstorms) in any quarter, however, may adversely reduce sales at affected stores and may have an adverse impact on our earnings for that period.

Please see Item 1A. of this Form 10-K, entitled "Risk Factors," for further information on these and other factors that may affect our business and financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk, and reinvestment risk. We mitigate default risk by investing in only high-quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We believe an immediate 100-basis-point move in interest rates affecting our floating and fixed rate financial instruments as of April 30, 2013 would have no material effect on pretax earnings.

In the past, we have used derivative instruments such as options and futures to hedge against the volatility of gasoline cost and were at risk for possible changes in the market value of those derivative instruments. No such derivative instruments were used during fiscal year 2013, 2012, or 2011. However, we do from time to time, participate in a forward buy of certain commodities, primarily cheese and coffee. These are not accounted for as derivatives under the normal purchase and normal sale exclusions under the applicable guidance.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2013 and 2012, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2013. We also have audited the Company's internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A (Controls and Procedures). Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/KPMG LLP

Des Moines, Iowa
June 27, 2013

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	April 30, 2013	April 30, 2012
Assets		
Current assets		
Cash and cash equivalents	$ 41,271	$ 55,919
Receivables	20,900	21,700
Inventories	189,514	170,794
Prepaid expenses	1,396	1,298
Deferred income taxes	9,916	13,143
Income taxes receivable	9,820	16,424
Total current assets	272,817	279,278
Property and equipment, at cost		
Land	431,523	381,756
Buildings and leasehold improvements	904,732	807,795
Machinery and equipment	1,182,470	1,035,651
Leasehold interest in property and equipment	15,486	14,545
	2,534,211	2,239,747
Less accumulated depreciation and amortization	952,286	860,998
Net property and equipment	1,581,925	1,378,749
Other assets, net of amortization	14,485	12,403
Goodwill	114,791	104,385
Total assets	$ 1,984,018	$ 1,774,815
Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable to bank	$ 59,100	$ -
Current maturities of long-term debt	15,810	10,737
Accounts payable	232,913	211,165
Accrued expenses		
Wages and related taxes	16,221	15,010
Property taxes	20,229	19,111
Insurance	24,039	23,701
Other	29,436	26,917
Total current liabilities	397,748	306,641
Long-term debt, net of current maturities	653,081	667,930
Deferred income taxes	293,708	260,405
Deferred compensation	15,787	14,698
Other long-term liabilities	21,399	19,100
Total liabilities	1,381,723	1,268,774
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, none issued	-	-
Common stock, no par value, 38,352,509 and 38,140,309 shares issued and outstanding at April 30, 2013 and 2012, respectively	23,119	12,199
Retained earnings	579,176	493,842
Total shareholders' equity	602,295	506,041
Total liabilities and shareholders' equity	$ 1,984,018	$ 1,774,815

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Years ended April 30,		
	2013	2012	2011
Total revenue	**$ 7,250,840**	$ 6,987,804	$ 5,635,240
Cost of goods sold (exclusive of depreciation, shown separately below)	**6,168,475**	5,984,114	4,754,173
Gross profit	**1,082,365**	1,003,690	881,067
Operating expenses	**760,365**	688,431	607,628
Depreciation and amortization	**111,823**	96,552	82,355
Interest, net	**35,048**	35,192	28,497
Loss on early retirement of debt	**-**	-	11,350
Income before income taxes	**175,129**	183,515	151,237
Federal and state income taxes	**64,504**	66,724	56,614
Net income	**$ 110,625**	$ 116,791	$ 94,623
Net income per common share			
Basic	**$ 2.89**	$ 3.07	$ 2.24
Diluted	**$ 2.86**	$ 3.04	$ 2.22

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share and per share amounts)

	Common stock	Retained earnings	Total
Balance at April 30, 2010	$ 64,439	$ 759,880	$ 824,319
Net income	-	94,623	94,623
Dividends declared (50.5 cents per share)	-	(20,467)	(20,467)
Repurchase of common stock (13,157,894 shares)	(66,890)	(434,136)	(501,026)
Proceeds from exercise of stock options (184,441 shares)	3,733	-	3,733
Tax benefits related to nonqualified stock options	648	-	648
Stock based compensation	2,066	-	2,066
Balance at April 30, 2011	$ 3,996	$ 399,900	$ 403,896
Net income	-	116,791	116,791
Dividends declared (60 cents per share)	-	(22,849)	(22,849)
Proceeds from exercise of stock options (159,600 shares)	3,249	-	3,249
Tax benefits related to nonqualified stock options	1,162	-	1,162
Stock based compensation	3,792	-	3,792
Balance at April 30, 2012	$ 12,199	$ 493,842	$ 506,041
Net income	-	110,625	110,625
Dividends declared (66 cents per share)	-	(25,291)	(25,291)
Proceeds from exercise of stock options (198,200 shares)	4,721	-	4,721
Tax benefits related to nonqualified stock options	1,929	-	1,929
Stock based compensation	4,270	-	4,270
Balance at April 30, 2013	**$ 23,119**	**$ 579,176**	**$ 602,295**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Years ended April 30,		
	2013	2012	2011
Cash flows from operating activities			
Net income	**$ 110,625**	$ 116,791	$ 94,623
Adjustments to reconcile net income to net cash provided by operations			
Depreciation and amortization	**111,823**	96,552	82,355
Other amortization	**195**	347	988
Stock-based compensation	**4,270**	3,792	2,066
Loss (gain) on sale of property and equipment	**4,788**	1,428	(80)
Deferred income taxes	**36,530**	54,589	60,861
Excess tax benefits related to stock option exercises	**(1,929)**	(1,162)	(648)
Loss on early retirement of debt	**-**	-	11,350
Changes in assets and liabilities			
Receivables	**800**	(1,546)	(8,043)
Inventories	**(16,222)**	(8,647)	(26,527)
Prepaid expenses	**(98)**	(118)	(51)
Accounts payable	**21,748**	(4,510)	70,341
Accrued expenses	**4,270**	7,399	5,516
Income taxes receivable	**9,969**	29,508	(31,266)
Other, net	**(441)**	456	(42)
Net cash provided by operating activities	**286,328**	294,879	261,443
Cash flows from investing activities			
Purchase of property and equipment	**(305,301)**	(240,874)	(214,573)
Payments for acquisition of businesses	**(29,527)**	(39,444)	(113,567)
Proceeds from sales of property and equipment	**3,544**	2,196	2,627
Net cash used in investing activities	**(331,284)**	(278,122)	(325,513)
Cash flows from financing activities			
Proceeds from long-term debt	**-**	-	569,000
Payments of long-term debt	**(10,757)**	(1,372)	(69,172)
Net borrowing of short-term debt	**59,100**	(600)	600
Proceeds from exercise of stock options	**4,721**	3,249	3,733
Payments of cash dividends	**(24,685)**	(22,849)	(20,467)
Repurchase of common stock	**-**	-	(501,026)
Payments of prepayment penalties	**-**	-	(11,350)
Excess tax benefits related to stock option exercises	**1,929**	1,162	648
Net cash provided by (used in) financing activities	**30,308**	(20,410)	(28,034)
Net decrease in cash and cash equivalents	**(14,648)**	(3,653)	(92,104)
Cash and cash equivalents at beginning of year	**55,919**	59,572	151,676
Cash and cash equivalents at end of year	**$ 41,271**	$ 55,919	$ 59,572

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

	2013	2012	2011
Cash paid (received) during the year for			
Interest, net of amount capitalized	**$ 35,226**	$ 35,403	$ 34,691
Income taxes	**17,973**	(17,973)	26,113
Noncash investing and financing activities			
Property and equipment acquired through notes payable and capitalized lease obligations	**981**	191	689

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations Casey's General Stores, Inc. and its subsidiaries (the Company/Casey's) operate 1,749 convenience stores in 14 Midwest states. The stores are located primarily in smaller communities, many with populations of less than 5,000. Retail sales in 2013 were distributed as follows: 72% gasoline, 20% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents Cash equivalents consist of money market funds. We consider all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

Inventories Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method for financial and income tax reporting applied to inventory values determined primarily by our FIFO accounting system for warehouse inventories and the retail inventory method (RIM) for store inventories, except for cigarettes, beer, pop, and prepared foods, which are valued at cost. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

The excess of current cost over the stated LIFO value was $44,792 and $41,805 at April 30, 2013 and 2012, respectively. There were no material LIFO liquidations during the periods presented. Below is a summary of the inventory values at April 30, 2013 and 2012:

	Fiscal 2013	Fiscal 2012
Gasoline	**87,262**	83,063
Merchandise	**102,252**	87,731
Total inventory	**189,514**	170,794

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor rebates in the form of rack display allowances (RDAs) are funds that we receive from various vendors for allocating certain shelf space to carry their specific products or to introduce new products in our stores for a particular period of time. The RDAs are treated as a reduction in cost of sales and are recognized ratably over the period covered by the applicable rebate agreement. These funds do not represent reimbursements of specific, incremental, identifiable costs incurred by us in selling the vendor's products. Vendor rebates in the form of billbacks are treated as a reduction in cost of sales and are recognized at the time the product is sold. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Renewable Identification Numbers (RINs) are recorded as a reduction in cost of sales in the period when the Company commits to a price and agrees to sell all of the RINs earned during a specified period (currently the previous month).

Goodwill Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Company assesses impairment annually at year-end using a market based approach to establish fair value. All of the goodwill assigned to the individual stores is aggregated into a single reporting unit due to the similar economic characteristics of the stores. As of April 30, 2013, there was $114,791 of goodwill, and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment.

Store closings and asset impairment The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins active marketing of the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts.

The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent carrying value of the assets exceeds their estimated fair value. Fair value is based on management's estimate of the price that would be received to sell an asset in an orderly transaction between market participants. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value, which are considered Level 3 inputs. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $3,680 in fiscal 2013, $226 in fiscal 2012, and $348 in fiscal 2011. Impairment charges are a component of operating expenses.

Depreciation and amortization Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

The Company monitors stores and will accelerate depreciation if the expected life of the asset is reduced due to the operation of the store or the Company's plans.

Excise taxes Excise taxes approximating $596,000, $527,000, and $495,000 on retail gasoline sales are included in total revenue and cost of goods sold for fiscal 2013, 2012, and 2011, respectively.

Income taxes The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Revenue recognition The Company recognizes retail sales of gasoline, grocery & other merchandise, prepared food & fountain, and commissions on lottery, prepaid phone cards, and video rentals at the time of the sale to the customer. Sales taxes collected from customers and remitted to the government are recorded on a net basis in the consolidated financial statements.

Net income per common share Basic earnings per share have been computed by dividing net income by the weighted average shares outstanding during each of the years. The calculation of diluted earnings per share treats stock options and restricted stock units outstanding as potential common shares to the extent they are dilutive.

Asset retirement obligations The Company recognizes the estimated future cost to remove underground storage tanks over the estimated useful life of the storage tank. The Company records a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to other assets and recognizes accretion expense in connection with the discounted liability over the remaining life of the tank. The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, we expect the dollar amount of these obligations to change as more information is obtained.

There were no material changes in our asset retirement obligation estimates during fiscal 2013. The recorded asset for asset retirement obligations was $8,011 and $7,343 at April 30, 2013 and 2012, respectively, and is recorded in other assets, net of amortization. The discounted liability was $12,176 and $11,313 at April 30, 2013 and 2012, respectively, and is recorded in other long-term liabilities.

Self-insurance The Company is primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially at each year end based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The balance of our self-insurance reserves were $24,039 and $23,701 for the years ended April 30, 2013 and 2012, respectively.

Environmental remediation liabilities The Company accrues for environmental remediation liabilities when it is probable a liability has been incurred and the amount of loss can be reasonably estimated.

Derivative instruments There were no options or futures contracts as of or during the years ended April 30, 2013, 2012, or 2011. However, we do from time to time, participate in a forward buy of certain commodities, primarily cheese and coffee. These are not accounted for as derivatives under the normal purchase and normal sale exclusions under the applicable guidance.

Stock-based compensation Stock-based compensation is recorded based upon the fair value of the award on the grant date. The cost of the award is recognized ratably in the statement of income over the vesting period of the award.

Segment reporting As of April 30, 2013, we operated 1,749 stores in 14 states. Our stores offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of our customers. We manage the business on the basis of one operating segment and therefore, have only one reportable segment. Our stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. We make specific disclosures concerning the three broad merchandise categories of gasoline, grocery & other merchandise, and prepared food and fountain because it makes it easier for us to discuss trends and operational initiatives within our business and industry. Although we can separate gross margins within these categories (and further sub-categories), the operating expenses associated with operating a store that sells these products are not separable by these three categories.

Comprehensive income (loss) Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in shareholders' equity. The Company did not have any other comprehensive income (loss) during the years ended April 30, 2013, 2012, or 2011.

2. ACQUISITIONS

During the year ended April 30, 2013, the Company acquired 34 stores through a variety of single store and multi-store transactions with several unrelated third parties. Of the 34 stores acquired, 26 were opened during the 2013 fiscal year, six were closed permanently and two will be opened during the 2014 fiscal year. The acquisitions meet the criteria to be considered business combinations. The acquisitions were recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. All of the goodwill associated with these transactions will be deductible for income tax purposes over 15 years.

Allocation of the purchase price for the transactions in aggregate is as follows (in thousands):

Assets acquired:		
Inventories	$	2,498
Property and equipment		16,934
Total assets		19,432
Liabilities assumed:		
Accrued expenses		310
Total liabilities		310
Net tangible assets acquired		19,122
Goodwill		10,405
Total consideration paid	$	29,527

The following unaudited pro forma information presents a summary of our consolidated results of operations as if the transactions referenced above occurred at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

		Years Ended April 30,	
		2013	2012
Total revenue	$	**7,321,715**	7,119,777
Net income	$	**112,161**	119,729
Net income per common share			
Basic	$	**2.93**	3.15
Diluted	$	**2.90**	3.12

3. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt The fair value of the Company's long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt and capital lease obligations was approximately $721,000 and $691,000, respectively, at April 30, 2013 and 2012.

The next table delineates the Company's long-term debt at carrying amount.

		As of April 30,	
		2013	2012
Capitalized lease obligations discounted at 5.22% to 7.09% due in various monthly installments through 2048 (Note 7)	**$**	**9,891**	9,645
Mortgage notes payable due in various installments through January 2013 with interest at 6%		**0**	22
5.72% senior notes due in 14 installments beginning September 30, 2012 and ending March 30, 2020		**90,000**	100,000
5.22% senior notes due August 9, 2020		**569,000**	569,000
		668,891	678,667
Less current maturities		**15,810**	10,737
	$	**653,081**	667,930

At April 30, 2013, the Company had a bank line of credit arrangement consisting of three Promissory Notes, two in the principal amount of $50,000 and one in the amount of $25,000 (together, the "Notes"). The Notes evidenced a revolving line of credit in the aggregate principal amount of $125,000 and bear interest at variable rates subject to change from time to time based on changes in an independent index referred to in the Notes as the Federal Funds Offered Rate (the "Index"). The interest rate to be applied to the unpaid principal balance of the first Note was at a rate of 0.750% over the Index, resulting in a current rate of 0.910% per annum. The interest rate applicable to the second note is 1.000% over the Index, resulting in a current rate of 1.160% per annum. The interest rate applicable to the third Note was also 1.000% over the Index, resulting in a rate of 1.160% per annum. As described in Note 11, this third Note was cancelled on June 17, 2013. There was a $59,100 balance owed at April 30, 2013 with a weighted average interest rate of 0.95% and no balance owed at April 30, 2012.

Interest expense is net of interest income of $211, $208, and $360 for the years ended April 30, 2013, 2012, and 2011, respectively. Interest expense in the amount of $894, $674, and $406 was capitalized during the years ended April 30, 2013, 2012, and 2011, respectively.

The agreements relating to the above long-term debt contain certain operating and financial covenants. At April 30, 2013, the Company was in compliance with all such covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2013 and thereafter:

Years ended April 30,		
2014	$	15,810
2015		492
2016		15,334
2017		15,309
2018		15,327
Thereafter		606,619
	$	668,891

4. PREFERRED AND COMMON STOCK

Preferred stock The Company has 1,000,000 authorized shares of preferred stock of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares have been issued.

Common stock The Company currently has 120,000,000 authorized shares of common stock.

Stock option plans The 2009 Stock Incentive Plan (the "Plan"), was approved by the Board of Directors in June 2009 and approved by the shareholders in September 2009. The Plan replaced the 2000 Option Plan and the Non-employee Director Stock Plan (together, the "Prior Plans"). There are 4,334,608 shares available for grant at April 30, 2013 under the Plan. Awards made under the Plan may take the form of stock options, restricted stock or restricted stock units. Each share issued pursuant to a stock option will be counted as one share, and each share issued pursuant to an award of restricted stock or restricted stock units will reduce the shares available for grant by two. Additional information regarding the Plan is provided in the Company's 2009 Proxy Statement. At April 30, 2013, options for 854,809 shares (which expire between 2013 and 2021) were outstanding. All stock option shares issued are previously unissued authorized shares.

On June 23, 2010, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. The fair value of the Company's shares on the date of grant was $35.94. This award was also granted at no cost to the non-employee members of the Board. This award vested immediately and compensation expense was recognized at that time.

On March 22, 2011, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. The fair value of the Company's shares on the date of grant was $36.68. This award was also granted at no cost to the non-employee members of the Board. This award vested on May 1, 2011, and compensation expense was recognized ratably over the vesting period.

On June 10, 2011, restricted stock units with respect to a total of 9,198 shares were granted to certain employees under the annual incentive compensation program. The fair value of the Company's shares on the date of grant was $40.49. These awards will vest on May 1, 2014 and compensation expense is being recognized ratably over the vesting period.

On June 23, 2011, stock options totaling 441,000 shares were granted to certain officers and key employees. These awards will vest on June 23, 2014, and compensation expense is being recognized ratably over the vesting period.

On June 23, 2011, restricted stock units totaling 15,000 shares were granted to the CEO. The fair value of the Company's shares on the date of grant was $44.39. This award was also granted at no cost to the employee. This award will vest on June 23, 2014 and compensation expense is currently being recognized ratably over the vesting period.

On September 16, 2011, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. The fair value of the Company's shares on the date of grant was $47.59. This award was also granted at no cost to the non-employee members of the Board. This award vested on May 1, 2012 and compensation expense was recognized ratably over the vesting period.

On June 8, 2012, restricted stock units with respect to a total of 32,998 shares were granted to certain employees under the annual incentive compensation program. The fair value of the Company's shares on the date of grant was $59.48. These awards will vest on June 8, 2015 and compensation expense is being recognized ratably over the vesting period.

On September 14, 2012, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. The fair value of the Company's shares on the date of grant was $58.93. This award was also granted at no cost to the non-employee members of the Board. This award will vest on May 1, 2013 and compensation expense is currently being recognized ratably over the vesting period.

The 2000 Stock Option Plan allowed the grant of options with an exercise price equal to the fair value of the Company's stock on the date of grant that expired ten years after the date of grant. Vesting was generally over a three to five-year service period. The Non-employee Directors' Stock Option Plan allowed the grant of options with an exercise price equal to the average of the last reported sale prices of shares of common stock on the last trading day of each of the twelve months preceding the award of the option. The term of such options was ten years from the date of grant, and each option is exercisable immediately upon grant. The aggregate number of shares of Common Stock that could have been granted pursuant to the Director Stock Plan was 200,000 shares, subject to adjustment to reflect any future stock dividends, stock splits, or other relevant capitalization changes. Shares issued as restricted stock units become unrestricted shares of common stock at the end of the vesting period.

The following table shows the restricted stock unit and the stock option activity during the periods indicated:

	Number of restricted stock units	Number of option shares		Weighted average option exercise price
Balance at April 30, 2010	-	959,550	$	22.78
Granted	28,000	-		0.00
Exercised	-	(184,441)		20.24
Forfeited	-	-		0.00
Balance at April 30, 2011	28,000	775,109	$	23.38
Granted	38,198	441,000		44.39
Exercised	-	(159,600)		20.36
Forfeited	-	(3,000)		36.19
Balance at April 30, 2012	66,198	1,053,509	$	32.59
Granted	46,998	-		0.00
Exercised	-	(198,200)		23.82
Forfeited	-	(500)		14.08
Balance at April 30, 2013	**113,196**	**854,809**	**$**	**34.64**

At April 30, 2013, there were 42,000 vested restricted stock units and 71,196 unvested restricted stock units.

At April 30, 2013, all outstanding options had an aggregate intrinsic value of $19,903 and a weighted average remaining contractual life of 6.6 years. The vested options totaled 424,809 shares with a weighted average exercise price of $24.74 per share and a weighted average remaining contractual life of 5.1 years. The aggregate intrinsic value for the vested options as of April 30, 2013 was $14,089. The aggregate intrinsic value for the total of all options exercised during the year ended April 30, 2013 was $6,828, and the total fair value of shares vested during the year ended April 30, 2013 was $2,928.

The grant date fair value for the June 23, 2011 options were $14.65, which was estimated utilizing the Black Scholes valuation model. The significant assumptions included:

Risk-free interest rate	2.14%
Expected option life	6.11 years
Expected volatility	37%
Expected dividend yield	1.58%

Total compensation costs recorded for the years ended April 30, 2013, 2012 and 2011 were $4,270, $3,792, and $2,066, respectively, for the stock option and restricted stock awards. As of April 30, 2013, there was $4,141 of total unrecognized compensation costs related to the Plan and Prior Plans for stock options that are expected to be recognized ratably through 2015.

At April 30, 2013, the range of exercise prices for outstanding options was $14.08 – $44.39 and the weighted average remaining contractual life of outstanding options was 6.6 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2013 were as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 14.08 - 17.64	20,500	$ 15.63	0.9
20.68 - 26.92	404,309	25.23	5.3
44.39	430,000	44.39	8.2
	854,809		

5. NET INCOME PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

	Years ended April 30,		
	2013	2012	2011
Basic			
Net income	**$ 110,625**	$ 116,791	$ 94,623
Weighted average shares outstanding-basic	**38,297,083**	38,068,001	42,284,664
Basic earnings per common share	**$ 2.89**	$ 3.07	$ 2.24
Diluted			
Net income	**$ 110,625**	$ 116,791	$ 94,623
Weighted-average shares outstanding-basic	**38,297,083**	38,068,001	42,284,664
Plus effect of stock options and restricted stock units	**322,993**	323,703	281,913
Weighted-average shares outstanding-diluted	**38,620,076**	38,391,704	42,566,577
Diluted earnings per common share	**$ 2.86**	$ 3.04	$ 2.22

Options to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 439,000 for fiscal 2012. All options were included for fiscal 2013 and fiscal 2011.

6. INCOME TAXES

Income tax expense attributable to earnings consisted of the following components:

	Years ended April 30,		
	2013	2012	2011
Current tax expense			
Federal	$ **23,519**	$ 9,937	$ (6,171)
State	**4,455**	2,345	1,871
	27,974	12,282	(4,300)
Deferred tax expense	**36,530**	54,442	60,914
Total income tax provision	$ **64,504**	$ 66,724	$ 56,614

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	As of April 30,		
	2013	2012	2011
Deferred tax assets			
Accrued liabilities	$ **9,916**	$ 13,143	$ 10,405
Deferred compensation	**6,050**	5,663	5,325
Unrecognized tax benefits	**3,128**	2,638	2,135
State net operating loss	**3,902**	4,395	2,771
Other	**1,016**	611	656
Total gross deferred tax assets	**24,012**	26,450	21,292
Deferred tax liabilities			
Excess of tax over book depreciation	**(295,951)**	(264,757)	(211,415)
Goodwill	**(11,919)**	(8,955)	(2,550)
Other	**66**	-	-
Total gross deferred tax liabilities	**(307,804)**	(273,712)	(213,965)
Net deferred tax liability	$ **(283,792)**	$ (247,262)	$ (192,673)

At April 30, 2013, the Company has net operating loss carryforwards for state income tax purposes of approximately $93,805, which are available to offset future taxable income. These net operating loss carryforwards expire during the years 2016 through 2033.

There was no valuation allowance for deferred tax assets as of April 30, 2013 and 2012. There was no net change in the valuation allowance for the years ended April 30, 2013 and 2012. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

	Years ended April 30,		
	2013	2012	2011
Income taxes at the statutory rates	**35.0%**	35.0%	35.0%
Federal tax credits	**-1.7**	-2.1	-1.2
State income taxes, net of federal tax benefit	**2.6**	2.9	2.9
Other	**0.9**	0.6	0.7
	36.8%	36.4%	37.4%

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company had a total of $8,938 and $7,538 in gross unrecognized tax benefits at April 30, 2013 and 2012, respectively. Of this amount, $5,810 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. Unrecognized tax benefits increased $1,400 during the twelve months ended April 30, 2013, due primarily to the expiration of certain statute of limitations offset by a greater increase associated with income tax filing positions for the current year. This had the effect of increasing the effective tax rate during the fiscal year ending April 30, 2013.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012
Beginning balance	**$ 7,538**	$ 6,148
Additions based on tax positions related to current year	**2,807**	2,706
Additions for tax positions of prior years	**-**	142
Reductions for tax positions of prior years	**(37)**	(47)
Reductions due to lapse of applicable statute of limitations	**(1,370)**	(1,411)
Settlements	**-**	-
Ending balance	**$ 8,938**	$ 7,538

The total net amount of accrued interest and penalties for such unrecognized tax benefits was $286 and $249 at April 30, 2013 and 2012, respectively, and is included in other long-term liabilities. Net interest and penalties included in income tax expense for the twelve month period ended April 30, 2013 was an increase in tax expense of $37 and a increase of $4 for the year ended April 30, 2012. At this time, the Company's best estimate of the reasonably possible change in the amount of the gross unrecognized tax benefits is a decrease of $1,491 during the next twelve months mainly due to the expiration of certain statute of limitations. The federal statute of limitations remains open for the years 2010 and forward. Tax years 2009 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

7. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from five to twenty years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

	Asset balances at April 30,			
		2013		2012
Real estate	**$**	**12,874**	$	11,933
Equipment		**2,612**		2,612
		15,486		14,545
Less accumulated amortization		**4,900**		4,378
	$	**10,586**	$	10,167

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2013:

Years ended April 30,		Capital leases		Operating leases
2014	$	1,352	$	910
2015		989		514
2016		814		231
2017		772		131
2018		773		131
Thereafter		12,675		350
Total minimum lease payments		17,375	$	2,267
Less amount representing interest		7,484		
Present value of net minimum lease payments	$	9,891		

The total rent expense under operating leases was $1,773 in 2013, $1,269 in 2012, and $674 in 2011.

8. BENEFIT PLANS

401(k) plan The Company provides employees with a defined contribution 401(k) plan. The 401(k) plan covers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions. Contributions to the 401(k) plan were $4,949, $3,681, and $3,049 for the years ended April 30, 2013, 2012, and 2011, respectively.

On April 30, 2013, 1,496,465 shares of common stock were held by the trustee of the 401(k) plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the 401(k) plan are treated as outstanding in the computation of net income per common share.

Supplemental executive retirement plan The Company has a nonqualified supplemental executive retirement plan (SERP) for 2 of its executive officers, 1 of whom retired April 30, 2003 and the other on April 30, 2008. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within twenty years of retirement, the benefits become payable to the officer's spouse until the spouse's death or twenty years from the date of the officer's retirement, whichever comes first. The Company has accrued the deferred compensation over the term of employment. The amounts accrued at April 30, 2013 and 2012, respectively, were $6,457 and $6,611. The discount rates used were 4.0% and 4.6%, respectively, at April 30, 2013 and 2012. The amount expensed in fiscal 2013 was $471 and the Company expects to pay $625 per year for each of the next five years. Expense incurred in fiscal 2012 was $662.

9. COMMITMENTS

The Company has entered into an employment agreement with its chief executive officer. The agreement provides that the officer will receive aggregate base compensation of not less than $660 per year exclusive of bonuses. The agreement also provides for certain payments in the case of death or disability of the officer. The Company also has entered into employment agreements with eleven other key employees, providing for certain payments in the event of termination following a change of control of the Company.

10. CONTINGENCIES

Environmental compliance The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company has an accrued liability at April 30, 2013 and 2012 of approximately $418 and $380, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters As previously reported, the Company was named as defendant in four lawsuits ("hot fuel" cases) brought in the federal courts in Kansas and Missouri against a variety of gasoline retailers, which were consolidated in the U.S. District Court for the District of Kansas in Kansas City, Kansas as part of the multidistrict "Motor Fuel Temperature Sales Practices Litigation". On November 20, 2012, the Court preliminarily approved the previously-reported settlement involving the Company, which when approved in final form by the Court following notice to the Class would result in the settlement and dismissal of all claims against Casey's in the multidistrict litigation. The preliminarily approved settlement includes, but is not limited to, a commitment on the part of the Company to provide certain information on its gasoline pumps and make a monetary payment (which is not considered to be material in amount) to the plaintiff class.

From time to time we are involved in other legal and administrative proceedings or investigations arising from the conduct of our business operations, including contractual disputes; employment or personnel matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on our consolidated financial position and results of operation.

Other At April 30, 2013, the Company was partially self-insured for workers' compensation claims in all fourteen states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $15,500 and $15,000, respectively, were issued and outstanding at April 30, 2013 and 2012, on the insurance company's behalf. The Company also has investments of approximately $223 in escrow as required by one state for partial self-insurance of workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2013 and 2012, the Company had $24,039 and $23,701, respectively, in accrued expenses for estimated claims relating to self-insurance, the majority of which has been actuarially determined.

11. SUBSEQUENT EVENTS

Events that have occurred subsequent to April 30, 2013 have been evaluated through the filing date of this Annual Report on Form 10-K with the Securities and Exchange Commission. On June 17, 2013, the Company issued $150,000 principal amount of Series A 3.67% Senior Notes due 2028. On December 17, 2013, the Company will issue an additional $50,000 principal amount of Series B 3.75% Senior Notes due 2028. The Company also cancelled the $25,000 Promissory Note that is part of its line of credit on June 17, 2013, leaving an aggregate line of credit of $100,000. Further information is set forth in the Current Report on Form 8-K filed by the Company on June 18, 2013.

12. QUARTERLY FINANCIAL DATA (Dollars in thousands, except per share amounts) (Unaudited)

	Year ended April 30, 2013				
	Q1	Q2	Q3	Q4	Year Total
Total revenue					
Gasoline	$ 1,330,670	1,393,476	1,185,640	1,319,371	5,229,157
Grocery & other merchandise	386,129	362,662	329,657	340,263	1,418,711
Prepared food & fountain	142,709	146,540	137,033	138,642	564,924
Other	8,794	8,966	10,035	10,253	38,048
	$ 1,868,302	1,911,644	1,662,365	1,808,529	7,250,840
Gross profit*					
Gasoline	$ 58,795	57,634	52,002	64,287	232,718
Grocery & other merchandise	128,834	121,206	104,660	107,963	462,663
Prepared food & fountain	90,565	91,515	83,011	83,902	348,993
Other	8,780	8,958	10,013	10,240	37,991
	$ 286,974	279,313	249,686	266,392	1,082,365
Net earnings	$ 39,031	32,859	15,463	23,272	110,625
Earnings per common share					
Basic	$ 1.02	0.86	0.40	0.61	2.89
Diluted	$ 1.01	0.85	0.40	0.60	2.86

	Year ended April 30, 2012				
	Q1	Q2	Q3	Q4	Year Total
Total revenue					
Gasoline	$ 1,377,914	1,288,498	1,141,230	1,284,669	5,092,311
Grocery & other merchandise	365,171	357,816	311,199	330,809	1,364,995
Prepared food & fountain	123,843	128,838	118,750	128,281	499,712
Other	6,904	7,366	7,771	8,745	30,786
	$ 1,873,832	1,782,518	1,578,950	1,752,504	6,987,804
Gross profit*					
Gasoline	$ 65,320	62,688	49,180	49,371	226,559
Grocery & other merchandise	118,729	116,221	99,099	109,196	443,245
Prepared food & fountain	75,843	76,658	72,714	77,944	303,159
Other	6,890	7,351	7,757	8,729	30,727
	$ 266,782	262,918	228,750	245,240	1,003,690
Net earnings	$ 39,391	37,632	16,699	23,069	116,791
Earnings per common share					
Basic	$ 1.04	0.99	0.44	0.61	3.07
Diluted	$ 1.03	0.98	0.43	0.60	3.04

*Gross profit is given before charge for depreciation and amortization and credit card fees.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures. On the basis of that evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. The CEO and CFO have concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (1992)*. On the basis of the prescribed criteria, management believes the Company's internal control over financial reporting was effective as of April 30, 2013.

KPMG LLP, as the Company's independent registered public accounting firm, has issued a report on its assessment of the effectiveness of the Company's internal control over financial reporting. This report appears on page 30.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2013 and to be used in connection with the Company's 2013 Annual Meeting of Shareholders are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Business Conduct and Ethics) for its directors, officers, and all employees. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and other Company governance materials are available under the Corporate Governance link of the Company Web site at www.caseys.com. The Company intends to disclose on this Web site any amendments to or waivers from the Financial Code of Ethics or the Code of Business Conduct and Ethics that are required to be disclosed pursuant to SEC rules. To date, there have been no waivers of the Financial Code of Ethics or the Code of Business Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2013 and to be used in connection with the Company's 2013 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Shares Outstanding," "Voting Procedures," and "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2013 and to be used in connection with the Company's 2013 Annual Meeting of Shareholders are hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

That portion of the Company's definitive Proxy Statement appearing under the captions "Certain Relationships and Related Transactions" and "Governance of the Company" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2013 and to be used in connection with the Company's 2013 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Independent Auditor Fees" to be filed with the Commission within 120 days after April 30, 2013 and to be used in connection with the Company's 2013 Annual Meeting of Shareholders is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report on Form 10-K

(1) The following financial statements are included herewith:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets, April 30, 2013 and 2012
Consolidated Statements of Income, Three Years Ended April 30, 2013
Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2013
Consolidated Statements of Cash Flows, Three Years Ended April 30, 2013
Notes to Consolidated Financial Statements

(2) No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

(3) The following exhibits are filed as a part of this report:

Exhibit Number	Description of Exhibits
3.1	Restatement of the Restated and Amended Articles of Incorporation (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996*) and Articles of Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 16, 2010, as amended by the Current Report on Form 8-K/A filed April 19, 2010 and the Current Report on Form 8-K filed May 20, 2011)*
3.2(a)	Second Amended and Restated By-laws *(incorporated by reference from the Current Report on Form 8-K filed June 16, 2009)* and Amendments thereto (*incorporated by reference from the Current Reports on Form 8-K filed May 20, 2011, August 2, 2011 and the Current Report on Form 8-K filed June 22, 2012)*
4.8	Note Purchase Agreement dated as of September 29, 2006 among the Company and the purchasers of $100,000,000 in principal amount of 5.72% Senior Notes, Series A and Series B *(incorporated by reference from the Current Report on Form 8-K filed September 29, 2006)*
4.9	Note Purchase Agreement dated as of August 9, 2010 among the Company and the purchasers of the 5.22% Senior Notes *(incorporated by reference from the Current Report on Form 8-K filed August 10, 2010)*
4.10	Note Purchase Agreement dated as of June 17, 2013 among the Company and the purchasers of the 3.67% Series A Notes and 3.75% Series B Notes (*incorporated by reference from the Current Report on Form 8-K filed June 18, 2013*)
10.21(a)*	Amended and Restated Employment Agreement with Donald F. Lamberti (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*) and First Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 2, 1998*)
10.22(a)*	Amended and Restated Employment Agreement with Ronald M. Lamb (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*), First Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 2, 1998*) and Second Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed July 17, 2006)*
10.27*	Non-Employee Directors' Stock Option Plan (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994*) and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed May 3, 2005)*
10.28(b)	Promissory Notes delivered to UMB Bank, n.a. and related Negative Pledge Agreement dated May 23, 2011 (*incorporated by reference from the Current Reports on Form 8-K filed May 23, 2011, February 12, 2013 and June 18, 2013)*
10.29(a)*	Form of "change of control" Employment Agreement (*incorporated by reference from the*

	Current Report on Form 8-K filed June 2, 2010)
10.30*	Non-Qualified Supplemental Executive Retirement Plan (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*) and Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed July 17, 2006*)
10.31*	Non-Qualified Supplemental Executive Retirement Plan Trust Agreement with UMB Bank, n.a. *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*
10.32*	Severance Agreement with Douglas K. Shull (*incorporated by reference from the Current Report on Form 8-K filed July 28, 1998*)
10.33*	Casey's General Stores, Inc. 2000 Stock Option Plan (*incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001*) and related form of Grant Agreement (*incorporated by reference from the Current Report on Form 8-K filed July 6, 2005*)
10.34*	Casey's General Stores 401(k) Plan *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.35*	Trustar Directed Trust Agreement (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003*)
10.38*	Executive Nonqualified Excess Plan Document and related Adoption Agreement dated July 12, 2006 (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2007*)
10.39*	Employment Agreement with Robert J. Myers *(incorporated by reference from the Current Report on Form 8-K filed April 21, 2010)*
10.40*	Severance Agreement with John G. Harmon *(incorporated by reference from the Current Report on Form 8-K filed January 17, 2008)*
10.41*	Casey's General Stores, Inc. 2009 Stock Incentive Plan (*incorporated by reference from the Current Report on Form 8-K filed September 23, 2009*) and related forms of Restricted Stock Units Agreement (Non-employee Directors) (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2010*) and Restricted Stock Units Agreement (Officers and Other Employees), Restricted Stock Units Agreement (Chief Executive Officer) and Stock Option Grant *(incorporated by reference from the Current Report on Form 8-K filed June 27, 2011)*
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of Robert J. Myers under Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certificate of William J. Walljasper under Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

*Indicates management contract or compensatory plan or arrangement.

**Pursuant to Rule 406T of Regulations S-T, the Interactive Data Files in these exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.
(Registrant)

Date: June 27, 2013 By /s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer
(Principal Executive Officer and Director)

Date: June 27, 2013 By /s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 27, 2013 By /s/ Robert J. Myers
Robert J. Myers
President and Chief Executive Officer, Director

Date: June 27, 2013 By /s/ Kenneth H. Haynie
Kenneth H. Haynie
Director

Date: June 27, 2013 By /s/ Johnny Danos
Johnny Danos
Director

Date: June 27, 2013 By /s/ Diane C. Bridgewater
Diane C. Bridgewater
Director

Date: June 27, 2013 By /s/ Jeffrey M. Lamberti
Jeffrey M. Lamberti
Director

Date: June 27, 2013	By	/s/ Richard Wilkey Richard Wilkey Director
Date: June 27, 2013	By	/s/ H. Lynn Horak H. Lynn Horak Director

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Robert J. Myers under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of William J. Walljasper under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

---

*Pursuant to Rule 406T of Regulations S-T, the Interactive Data Files in these exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Casey's General Stores, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-19179, 33-42907, 33-174560 and 33-174561) on Form S-8 of Casey's General Stores, Inc. of our report dated June 27, 2013, with respect to the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2013 and 2012, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2013, and the effectiveness of internal control over financial reporting as of April 30, 2013, which report appears in the April 30, 2013 Annual Report on Form 10-K of Casey's General Stores, Inc.

/s/ KPMG LLP

Des Moines, Iowa
June 27, 2013

Exhibit 31.1

CERTIFICATION OF ROBERT J. MYERS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert J. Myers, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 27, 2013

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

CERTIFICATION OF WILLIAM J. WALLJASPER UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Walljasper, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 27, 2013

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and
Chief Financial Officer

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert J. Myers, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Dated June 27, 2013

Exhibit 32.2

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Walljasper, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

Dated June 27, 2013

COMPARATIVE STOCK PERFORMANCE

The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative return of (i) the Russell 2000 Index (ii) a peer group index based on the common stock of The Pantry, Inc., Alimentation Couche Tard, Inc. and Susser Holdings Corporation. The cumulative total shareholder return computations set forth in the Performance Graph assume the investment of $100 in the Company's Common Stock and each index on April 30, 2008, and reinvestment of all dividends. The total shareholder returns shown are not intended to be indicative of future returns.


500.00
400.00
300.00
200.00
100.00
0
2008
2009
2010
2011
2012
2013
Casey's General Stores, Inc.
Russell 2000 Index

	2008	2009	2010	2011	2012	2013
Casey's General Stores, Inc.	100.00	121.68	178.57	182.68	266.93	277.59
Russell 2000 Index	100.00	69.26	103.16	113.78	108.93	128.19
Peer Group	100.00	90.23	129.49	176.33	284.61	406.95


CASEY'S

Casey's General Stores, Inc.
One SE Convenience Boulevard
Ankeny, IA 50021